U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                 AMENDMENT NO. 6
                                       TO
                                   FORM 10-SB

                          OneSource Technologies, Inc.
         ---------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


               Delaware                                            65-0691963
----------------------------------------                   ---------------------
(State or other jurisdiction of                            (I.R.S. Employer
 incorporation or organization)                              Identification No.)

    7419 East Helm Drive
    Scottsdale, Arizona                                             85260
----------------------------------------                   ---------------------
(Address of principal executive offices)                          (Zip Code)

Issuer's telephone number: (800) 279-0859

Securities to be registered under Section 12(b) of the Act:

      Title of each class                     Name of each exchange on which
      to be so registered                     each class to be registered

                 None                                    None
-------------------------------              -----------------------------------

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                   ------------------------------------------
                                (Title of class)

Copies of Communications Sent to:

                                        Mintmire & Associates
                                        265 Sunrise Avenue, Suite 204
                                        Palm Beach, FL 33480
                                        Tel: (561) 832-5696
                                        Fax: (561) 659-5371

Item 1: Description of Business:

(a)      Business Development

         OneSource Technologies, Inc. ("the Company" or "OS") is incorporated in the state of Delaware. The Company was originally incorporated as LW Global (U.S.A.), Inc. in September 1996, changed its name to Micor Technologies, Inc. in July 1997 and then finally to OneSource Technologies, Inc. in August 1997. The Company's Common Stock is currently quoted on the National Quotation Bureau's "Pink Sheets" and the Company intends to request quotation on the Over the Counter Bulletin Board. There is no assurance that the Company's application will be accepted. Its executive offices are presently located at 7419 East Helm Drive, Scottsdale, AZ 85260. Its telephone number is (800) 279-0859 and its facsimile number is (480) 889-1166.

         The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on OS's current status and financial condition. The Company will file periodic reports in the event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act".)

         Although the Company was initially engaged in the office supply and equipment business, operations did not commence until July 1997 at the time it acquired Micor Technologies, Inc., an Arizona corporation ("Micor") as a wholly-owned subsidiary. Micor was originally incorporated as Micor Financial Systems, Inc. in April 1990 and is now also known as OneSource Technologies, Inc.

         The Company's founding philosophy arose from the diversified experience of its management in the equipment sales, service, banking and related industries. See Part I, Item 1.
"Description of the Business - (b) Business of Issuer."

         In November 1995, prior to its acquisition by the Company, Micor signed a promissory note in favor of William Meger, a current Director of the Company, in the principal amount of $40,000, which note bore interest a rate of six percent (6%) per annum. The note had a term of five (5) years, for which interest was payable monthly and the principal was payable as a balloon payment at the end of the term. In April 2000, the Company issued 60,000 shares of its Common Stock to William Meger as full and final payment of such note. For such offering, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Act"), Rule 506 of Regulation D promulgated thereunder ("Rule 506") and Section R14-4-140 of the Arizona Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         Beginning in September 1996 and prior to its acquisition of Micor, the Company sold 1,500,000 shares of its Common Stock to one hundred three (103) investors for $15,000. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 of Regulation D, promulgated thereunder ("Rule 504"), Section 517.061(11) of the Florida Code, Section 10-5-9(13) of the Georgia Code, Section 4[5/4](G) of the Illinois Code, Section 90.530(11) of the Nevada Code, Section 59.035(12) of the Oregon Code, Section 35-1-320(9) of the South Carolina Code, Section 48-2- 103(b)(4) of the Tennessee Code and Section 5[581-5]I(c) of the Texas Code. See Part II, Item 4.
"Recent Sales of Unregistered Securities."

         In the first quarter of 1997, the board of directors of PF Holdings, Inc., an Arizona corporation ("PF") decided to sell and spin off its wholly owned subsidiary, Micor. The board offered Micor to the then current management team of Micor. In July 1997, Jerry Washburn, Micor and four (4) others signed a promissory note in favor of PF in the principal amount of $285,000. The term of the note was through April 15, 2003. In March 2000, the Company and a group of investors (the "Investors") purchased the note, which had $285,000 in principal outstanding and an additional $36,972 of interest outstanding, from PF for $150,000 in cash provided by the Investors and 175,000 shares of the Company's Common Stock issued by the Company. The Investors had the option to convert the note to shares of the Company's Common Stock in their sole discretion. They exercised such option, converting the full amount of the note (principal and interest) to 643,944 shares of the Common Stock of the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part I, Item 1. "Employees and Consultants";
Part  I,  Item  4.  "Security   Ownership  of  Certain   Beneficial  Owners  and
Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 44-1844(6) of the Arizona Code,
Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 1997, 1,035 shares of the Company's Common Stock were cancelled.

         In February and March 1998, the Company sold 14,400 shares of its Common Stock pursuant to an Offering Memorandum dated September 17, 1997 to six
(6) investors for a total of $7,200. For such offering,  the Company relied upon
Section 3(b) of the Act,  Rule 504,  Section  517.061(11)  of the Florida  Code,
Section 502.203(9) of the Iowa Code, Section 80A.15 Subd.2(a)(1) of the Minnesota Code, Section 48-2-103(b)(4) of the Tennessee Code, Section 5[581-5]I(c) of the Texas

Code and Section 551.23(11) of the Wisconsin Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 1998, the Company sold 32,000 shares of its Common Stock to two
(2) investors for a total of $8,000. No offering memorandum was utilized in connection with this offering. For such offering, the Company relied upon
Section 3(b) of the Act, Rule 504,  Section  517.061(11) of the Florida Code and
Section 90.530(11) of the Nevada Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In August 1998, the Company issued 100,000 shares of its Common Stock to one (1) person for legal services performed on behalf of the Company. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 and
Section 517.061(11) of the Florida Code. See Part II, Item 4.
"Recent Sales of Unregistered Securities."

         In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, who currently serves as a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506,
Section 14-4-126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item
5. "Directors,  Executive Officer,  Promoters and Control Persons"; Part I, Item
6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In September 1998, Micor entered into a flat rate blanket contract to provide equipment service to King Soopers stores at seventy-two (72) locations. While the contract includes items such as: A) labor for: adjustments, repairs and replacement necessitated by normal use of the equipment, lubrication and cleaning; B) replacement parts required by normal use of the equipment; and C) transportation and travel costs, it does not include replacement of consumable items or damage to equipment items. The term of the contract was for a period of one (1) year and was automatically renewable. The estimated annual total fees to be received by Micor was $420,408.

         The King Soopers contract was extended in September 1999 for a period three (3) years. The total fees for all three (3) years is estimated to be $1,979,867.36 or $54,996.32 per month.

         In October 1998, the Company sold 10,000 shares to one (1) investor for $5,000, although the shares were not issued until December 2000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and no state exemption, as the investor was Canadian. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In April 1999, the Company issued 500,000 shares of its Common Stock to one (1) entity for services rendered to the Company. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In April 1999, the Company sold 2,624,672 shares of its Common Stock to two (2) investors for a total of $800,000. The Company accepted a note receivable from each of the two (2) investors, which notes receivable were due one hundred eighty (180) days from their date of issuance. In July 1999, the Company agreed to extend the repayment term for one (1) investor for an additional three hundred sixty (360) days, which note shall accrue interest at a rate of six percent (6%) annually. In January 2000, the Company agreed to extend the repayment for the other investor such that the note is now payable on demand and bears interest a rate of six percent (6%) annually. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, Section 25102(f) of the California Code and Section 90.530(11) of the Nevada Code. See Part I, Item 2. "Management's Discussion and Analysis of Operations" and Part II, Item 4, "Recent Sales of Unregistered Securities"

         In April 1999, the Company entered into a share exchange agreement with the shareholders of Net Express, Inc., an Arizona corporation ("NE"), whereby the Company exchanged 727,946 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of NE such that NE became a wholly-owned subsidiary of the Company. The shares in connection with such exchange were not issued until December 1999. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities".

         Contemporaneously with execution of the share exchange with NE, the Company signed a redemption agreement which effectively allowed either party to the transaction to rescind the transaction without penalty at any time on or before July 1, 1999. Neither party elected to redeem and the redemption agreement has since expired. Additionally, at the time of the NE share exchange, the Company entered into an employment agreement with Ahlawyss Fulton, which has since expired.

         In May 1999, the Company entered into a Stock Purchase Agreement with Blackwater Capital Partners II, L.P., a Delaware limited partnership ("Blackwater") wherein Blackwater agreed to purchase 2,905,828 shares of the Company's Common Stock for a total of $750,000. Payments were to be made: A) $105,000 at closing; B) in five (5) monthly installments of $105,000 beginning July 1, 1999 and the first of each month thereafter; and C) a final installment of $120,000. Although Blackwater missed each payment deadline, the entire $750,000 has now been funded, including $250,000 which Blackwater assigned to a third party investor. To date, only 968,609 shares have been issued to the third party assignee. No shares have yet been issued to Blackwater. Norman Clarke, a current Director of the Company, is a beneficial owner of Blackwater. Blackwater's shares carry certain registration rights. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item
4. "Security  Ownership of Certain  Beneficial  Owners and Management";  Part I,
Item 5. "Directors,  Executive Officer,  Promoters and Control Persons"; Part I,
Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 1999, 500,000 shares of the Company's Common Stock were cancelled by the Company pursuant to an agreement between the Company and that shareholder.

         In July 1999, the Company sold 50,000 shares of its Common Stock to three (3) investors for a total of $10,000. The Company relied upon Section 4(2) of the Act, Rule 506 and Section 30- 1433A(2) of the Idaho Code. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

         In September 1999, the Company entered into a share exchange agreement with the shareholders of Cartridge Care, Inc., an Arizona corporation ("CC"), whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly-owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are subject to a two
(2) year "lock-up" provision (the "LU Shares") and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. In June 2000, the Company entered into a letter agreement with Maurice Mallette, Judith Mallette and Pasquale Rizzi to escrow 723,612 shares of the Common Stock of the Company issued in connection with the acquisition of Cartridge Care, Inc. in September 1999. The escrowed shares will be held pending an investigation by OneSource into the books and records of Cartridge Care. Whereas, all shares have now been issued and none are contingently issuable shares, it is contemplated that some shares may be cancelled and returned to the authorized but unissued capital stock of OneSource should the valuation of Cartridge Care conducted at the time of acquisition by OneSource found to be overstated. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part I, Item 1. "Employees and Consultants"; Part I,
Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In September 1999, the Company entered into a lease with EJM Development Co., a California limited partnership for property located at 7419 East Helm Drive, Scottsdale, AZ 85260. This property serves as the Company's headquarters, service dispatch and parts center for all the Company's operations. The lease is for a term of five (5) years, two (2) months, for which the Company pays rent in the amount of $9,025 for the first fourteen (14) months, $9,370 for months fifteen (15) to twenty-six (26), $9,715 for months twenty-seven (27) through thirty-eight (38), $9,995 for months thirty-nine (39) through fifty (50) and $10,270 for months fifty-one (51) through sixty-two (62). See Part I, Item 1. "Facilities"; and Part I, Item 3. "Description of Property".

         In April 2000, the Company issued 305,000 shares of its Common Stock to four (4) employees as signing bonuses to attract them to the Company. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code and Section 11-51-308(1)(p) of the Colorado Code. See Part I,
Item 1. "Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In April 2000, the Company issued 97,374 shares of its Common Stock to eighteen (18) current or former employees to compensate them for past salary reductions or in lieu of past salary increases for their services as employees during periods since 1997. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 11-51-308(1)(p) of the Colorado Code, Section 90.532 of the Nevada Code, Section 58-13B-24(R) of the New Mexico Code and Section 61-1-15.5(2)&R164-15-2 of the Utah Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company granted XCEL ASSOCIATES, Inc., a New Jersey corporation ("XAI") an option to purchase two million (2,000,000) shares of the Common Stock of the "freely tradeable shares" of the Company at a price of $0.50 per share. The option is for a period of one (1) year unless XAI introduces or arranges for an acceptable "secondary offering" approved by the Company, and in which case the term of the option is extended until June 1, 2003. The option has since been terminated by mutual agreement of the parties. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code. See Part I, Item 1. "Employees and Consultants"; Part I,
Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company entered into an agreement wherein the Company agreed to pay a finder's fee to XAI for any debt or equity investment, acquisition, consolidation, merger or purchase of assets between the Company and any contact of XAI brought to the Company's attention by XAI, which was consummated within a period of twenty-four (24) months thereafter. The finder's fee is as follows: a) five percent (5%) of the first million dollars
($1,000,000)  raised;  b)  four  percent  (4%)  of the  second  million  dollars
($1,000,000)  raised;  c)  three  percent  (3%)  of the  third  million  dollars
($1,000,000)  raised;  d)  two  percent  (2%)  of  the  fourth  million  dollars
($1,000,000) raised; and one percent (1%) of the all additional monies raised. In the event fees are due XAI by the Company, the Company and XAI may mutually agree to accept and pay the fee in shares of the Company's stock priced at eighty percent (80%) of the most recent bid price. This agreement was terminated in November 2000 by mutual agreement of the parties. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code. See Part I, Item 1. "Employees and Consultants"; Part I,
Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company entered into a consulting agreement with XAI to provide consultation and advisory services relating to business management and marketing in exchange for issuance of 100,000 shares of the Company's stock each to Edward Meyer, Jr. and Edward T. Whelan. The contract is for a period of one (1) year. The consulting agreement has been terminated by mutual agreement of the parties. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code. See Part I, Item
1. "Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item

4.  "Recent Sales of Unregistered Securities."

         In June 2000, the Company borrowed $50,000 from Grace Holdings, Inc. ("GHI"). The term of the note is for a period of one (1) year or upon subsequent financing by XAI. The note bears interest at a rate of prime plus three percent (prime+3%) per annum. Additionally, the Company granted GHI warrants to purchase 166,666 shares of the Company's Common Stock at a price of $0.30 per share. The warrants have no expiration date. In November 2000, the Company repaid the $50,000 owed to GHI in advance of its due date, in exchange for a general release with regard to the note and warrants, the finder's fee agreement, the consulting service contract, the option agreement and all other agreements between the Company and both XAI and GHI. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 11.602 of the Maryland Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 2000, the Company entered into an Installment Agreement with the Department of the Treasury of the Internal Revenue Service (the "IRS") to make monthly payments in the amount of $10,000 to the IRS for past payroll taxes due and penalties relating thereto. The IRS will continue to charge the Company penalties and interest until the past due amount is paid in full. Additionally, a Federal Tax Lien has been filed. The Company estimates that approximately $120,000 is outstanding to date. The Company has made all installment payments timely.

         In July 2000, the Company issued 10,000 shares of its Common Stock to one (1) individual in exchange for a client list of computer service customers, the remainder of the previously contracted for but unissued shares (943,750) in connection with the CC acquisition, 13,166 shares to one (1) past employee for out-of-pocket expenses, 90,000 shares to one (1) investor for $30,000, 8,319 shares to one (1) individual for past accounting services rendered, 40,000 shares to one (1) individual who is an active employee as a signing bonus, 58,333 shares to Maurice Mallette, the Company's current Interim Vice President, President of CC and a Director in exchange for $17,500 and 75,000 shares to one
(1) individual for his services as a headhunter who brought potential employees to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 90.532 of the Nevada Code and Section 211(b) of the Pennsylvania Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item
4. "Security  Ownership of Certain  Beneficial  Owners and Management";  Part I,
Item 5. "Directors,  Executive Officer,  Promoters and Control Persons"; Part I,
Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In August 2000, Steven Green, a Director of the Company resigned. Mr. Green did not resign because of a disagreement with the registrant on any matter relating to the registrant's operations, policies or practices. Mr. Green did not furnish the registrant with a letter describing any disagreement, nor did he request that any matter be disclosed. Mr. Green resigned on August 18, 2000. The registrant believes it has disclosed all pertinent information and the filing of a Current Report on Form 8-K as instructed by Item 6 is not required. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management";

Part I, Item 5. "Directors,  Executive Officer,  Promoters and Control Persons";
Part I, Item 6. "Executive Compensation"; and Part I, Item 7. "Certain Relationships and Related Transactions."

         In August 2000, the Company executed a Promissory Note in favor of Barry Zemel in the principal amount of $50,000. The note bears interest at a rate of twelve percent (12%) per annum and matures March 1, 2001. In connection with the loan, the Company issued 350,000 shares of its Common Stock to Mr. Zemel. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-126 of the Arizona Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In August and September 2000, the Company sold a combined 352,322 shares to two (2) investors for a total of $51,161. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 25102.1 of the California Code and Section 10-5-9 (13) of the Georgia Code. See Part II, Item
4. "Recent Sales of Unregistered Securities."

         In November 2000, the Company issued 206,500 shares of its restricted Common Stock to four (4) persons. Two (2) of the persons receiving a total of 200,000 shares, were given the shares as a hiring bonus. The other two (2) persons receiving a total of 6,500 shares, were given the shares in lieu of salary. For such offering the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In November 2000, the Company issued 200,000 shares of its Common Stock to Ford Williams, the Company's current Secretary, Treasurer and a Director, for services rendered to the Company. For such offering, the Company relied upon
Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See
Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In December 2000, the Company issued a total of 50,000 to three (3) persons, pursuant to subscriptions received in 1998 which were inadvertently never processed. A total of $15,000 was raised pursuant to these three (3) 1998 subscriptions. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Rule ###-##-#### of the Oregon Code. No exemption was necessary to the Canadian investor. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In January 2001, at a meeting of the Board of Directors, the Directors elected to fill a vacancy to the Board of Directors with Thomas E. Glasgow. Subsequently, Jerry Washburn resigned his position as Chairman of the Board, but retained his positions as President, Chief Executive Officer and as a Director. Thomas Glasgow was then elected to serve as Chairman of the Board until the next annual meeting of the shareholders. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5.

"Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; and Part I, Item 7. "Certain Relationships and Related Transactions."

         See (b) "Business of Issuer" immediately below for a description of the Company's business.

(b)      Business of Issuer.

General

         The Company was formed in September 1996 and had little or no operations until July 1997 when the Company entered into a reverse merger transaction wherein it issued 8,500,000 shares of stock in exchange for one hundred percent (100%) of the issued and outstanding shares of Micor. Micor started business in 1984 as a small banking equipment sales and service company and was incorporated in 1990 as Micor Financial Systems, Inc. Its name was changed to Micor Technologies, Inc. in December 1994 and finally to OneSource Technologies, Inc in August 1997.

         OneSource  is engaged in three (3) closely  related  and  complimentary lines of business, 1) renewable contract equipment maintenance services, 2) equipment sales and integration services and 3) value added equipment supply sales. The Company is primarily focused on the 1) banking and financial services and 2) retail industries even though its service and product offerings can be readily applied in any industry. These two (2) are emphasized because of the significantly greater number of equipment items used in banking, financial service and retail enterprises compared to other businesses. Like companies in other industries, banking and retail enterprises use large numbers of general business equipment items such as copiers, facsimiles, PCs and peripherals, but in addition they also utilize significant quantities of industry specific machines like coin/currency counting and handling machines, check processing and encoding equipment and ATMs in banking and point-of- sale ("POS") scanner and register systems in the retail industry.

         The Company's customers at the end of 1999 were primarily banking (25%) and retail (74%) companies located in Arizona, California, Colorado, Nevada, New Mexico, Utah, Texas and Wyoming. Approximately forty-eight percent (48%) of the Company's revenue was generated from four (4) customers through December 31, 1999, the largest of which contributed approximately twenty-three percent (23%).

Maintenance Services

         In Maintenance Services, OneSource has pioneered a patent pending "flat-rate blanket discount service" approach in these industries covering a broad array of general business and industry specific equipment. The Company's patent pending service program is unique because it takes a "horizontal" approach to equipment maintenance rather than the typical "vertical" approach traditionally offered. In so doing so, it creates wide based savings by being able to service multiple equipment items for a flat fee, which constitutes the basis for a package pricing to customers. Equipment Maintenance service is delivered on-site to customers by Company employed virtual field service technicians operating from their homes throughout the Company's territorial reach, which presently includes the states of Arizona, northern California, Colorado, Nevada, New Mexico, Utah and parts of Wyoming and Texas. All supporting services, including call center dispatching and control, parts procurement and logistics are centrally housed in the Company's Phoenix, Arizona corporate facilities. Communication and field service connectivity is realized through the utilization of a number of communication technology devices, e.g., wireless telephones, pagers, the Internet and Company Intranet services.

         Maintenance has historically been the Company's primary business focus. Now, with its added Integration and Supplies capabilities, OneSource will prospectively be less dependent on this aspect of its business. For the twelve months ended December 1999, Maintenance revenues constituted approximately seventy-nine percent (79%) of total consolidated revenues. Integration revenues were introduced in April 1999 and Supplies capabilities were added in October 1999.

Integration Services

         The Company is engaged in a number of network and Internet related integration products and services including, network (LAN and WAN) implementation, remote network support services, web hosting and e-commerce services, DSL and other high speed and broadband Internet connectivity services, and wireless Internet connectivity. All of these capabilities are in present high demand. They also readily compliment the Company's Maintenance and Supplies operations by being able to support these divisions' customer base with IT products and services. These capabilities were acquired in 1999 through the Company's acquisition of an Arizona based information technology ("IT") company. Accordingly, Integration services are presently being delivered in only the Company's Arizona territory. The Company intends to expand this capability throughout all its geographic locations. Integration services therefore represent a major component of the Company's forward growth strategies.

         The Integration division operates as a value-added reseller ("VAR") for a number of computer and peripheral product OEM's and distributors related to its LAN and WAN integration services, e.g., PC's, servers, communication equipment, printers, and etc. The division also has a number of agent agreements in place with high speed Internet and virtual private Network ("VPN") suppliers to supply these services to the Company's Integration customers. All Integration products and services are delivered to customers by Company employed systems engineers and/or outside project specific contract engineers.

Supplies Services

         The Supplies segment is focused on delivering equipment supplies and part requirements to the Company's Maintenance and Integration customers on a single-source basis. The Company is presently a supplier for a number of equipment consumable supply items, e.g., ribbons, toner, and OEM and remanufactured toner cartridges for copiers, faxes and laser printers. Since toner cartridges represent the Company's largest demand supply item, the Company acquired an Arizona based high quality toner cartridge remanufacturing company in order to expand this products distribution throughout the Company's Maintenance and Integrations customer base.

Internet Services

         A number of the Company's products and services can be readily distributed and/or serviced via the Internet on both a retail consumer as well as a business to business ("B2B") basis. In this regard, the Company launched its initial on-line Internet distribution channel, (GOINK.com) to supply and distribute its remanufactured printer and copier toner cartridge products. GOINK is presently directed toward individual and small business retail customers, but prospectively will be directed toward the Company's existing Maintenance, Integration customers. These products are delivered via on-line private catalogs within GOINK on a true Internet B2B basis.

         At year-end 1999 the Company had fifty-two (52) full-time employees and one (1) part-time employee.

Status of Publicly Announced Products and Services

         The Company is primarily focused on its maintenance, integration and supplies services at this time. However, an increasing number of the Company's products and services can be distributed and/or serviced via the Internet. The Company's GOINK.com website was designed with this trend in mind.

Competition

         The Company faces competition from large, well-established companies with considerably greater financial, marketing, sales and technical resources than those available to the Company. The Company's training and services could be rendered obsolete or made uneconomical by the development of new products, technological advances or pricing actions by one or more of the Company's competitors. The Company's business, financial condition or results of operations could be materially adversely affected by one or more of such developments. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competition will not have an material adverse effect on the Company's business, financial condition or results of operations.

         The equipment sales and service industry as well as the equipment supplies industry are highly competitive and consist of numerous independent and competing companies large and small throughout the Company's operating territory. Any organization, supplier, or equipment sales and service provider is technically a OS competitor. The differentiating factor between competitors and the Company is the limited line(s) of service generally provided by competing companies. Most of these companies are vertical suppliers who focus primarily on one or a few types of equipment sales with service offered secondarily as an inducement for increased sales. Further such competitors tend to be involved with a limited number of equipment types and brands. The Company offers its customers equipment service with Company employed field service technicians on a broad horizontal basis wherein multiple types and manufacture's brands are covered under a single maintenance contract known as the OneSource Flat-Rate Blanket Maintenance System(TM).

Sources and Availability of Raw Materials

         The materials needed to service office machinery are widely available from numerous third parties. No shortage of materials is expected in the foreseeable future.

Dependence on one or few customers

         The Company will rely heavily on its few customers' accounts for the majority of its business. A change in the relationship of the Company to any one
(1) of its major customers could have a material adverse affect on the Company's business.

Research and Development

         The Company believes that research and development is an important factor in its future growth. The equipment supply industry is closely linked to technological advances, which constantly produces new machinery for use by the public. Therefore, the Company must continually invest in training on the latest technological advances and the newest office machinery to effectively compete with other companies in the industry. No assurance can be made that the Company will have sufficient funds to fund such training efforts to match technological advances as they become available. Additionally, due to the rapid advance rate at which technology advances, the Company's equipment and inventory may be outdated quickly, preventing or impeding the Company from realizing its full potential profits.

Patents, Copyrights and Trademarks

         The Company intends to protect its original intellectual property with patents, copyrights and/or trademarks as appropriate.

          The Company's only trademark extends to its unique flat-rate blanket maintenance service program. The Company presently has a "business apparatus and methods" patent application pending with the United States Patent Office for the Company's OneSource Flat-Rate Blanket Maintenance System(TM), but otherwise the Company has no other patents, trademarks, royalty agreements, franchises, concessions or labor contracts in effect.

         While a patent of the Company's systems would be beneficial for allowing the Company to license it to others, it is not essential to the Company's operations and would therefore not have a significant detrimental effect if it were not granted.

Governmental Regulation

         There are no government approvals required to conduct business and no regulatory issues other than usual and customary corporate, tax and business licensing with which the Company is current in all its operating jurisdictions.

State and Local Licensing Requirements

         Currently there are no state or local licensing requirements which apply to the Company's business or to its products

Effect of Probable Governmental Regulation on the Business

         Currently there is no government regulation of the Company's business nor of the Company's products. However, new laws are emerging which regulate commerce over the internet and the way data and information may be transmitted over the Internet. Should the Company engage in activities involving the Internet in the future, it may be subject to these laws and/or regulations.

         As the Company's products and services are available over the Internet in multiple states and foreign countries, these jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state and foreign country. New legislation or the application of laws and regulations from jurisdictions in this area could have a detrimental effect upon the Company's business.

         A governmental body could impose sales and other taxes on the provision of the Company's products and services, which could increase the costs of doing business. A number of state and local government officials have asserted the right or indicated a willingness to impose taxes on Internet-related services and commerce, including sales, use and access taxes; however, no such laws have become effective to date. The Company cannot accurately predict whether the imposition of any such taxes would materially increase its costs of doing business or limit the services which it provides, since it may be possible to pass on some of these costs to the consumer and continue to remain competitive.

         If, as the law in this area develops, the Company becomes liable for information carried on, stored on, or disseminated through its website, it may be necessary for the Company to take steps to reduce its exposure to this type of liability through alterations in its equipment, insurance or other methods. This may require the Company to spend significant amounts of money for new equipment or premiums and may also require it to discontinue offering certain of its products or services.

         Due to the increasing popularity and use of the Internet, it is possible that additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, privacy, access to adult content by minors, pricing, bulk e-mail (spam), encryption standards, consumer protection, electronic commerce, taxation, copyright infringement and other intellectual property issues. P&G cannot predict the impact, if any, that future regulatory changes or developments may have on the Company's business, financial condition, or results of operation.

Cost of Research and Development

         For fiscal year 1999 and 2000, the Company expended no measurable amount of money on research and development efforts. At the current time, none of the costs associates with research and development are bourne directly by the customer; however there is no guarantee that such costs will not be bourne by customers in the future and, at the current time, the Company does not know the extent to which such costs will be bourne by the customer, if at all.

Cost and Effects of Compliance with Environmental Laws

         The Company's business is not subject to regulation under the state and Federal laws regarding environmental protection and hazardous substances control. The Company is unaware of any bills currently pending in Congress which could change the application of such laws so that they would affect the Company.

Employees and Consultants

         At December 31, 2000, the Company employed forty-one (41) persons. None of these employees are represented by a labor union for purposes of collective bargaining. The Company considers its relations with its employees to be excellent.

         In November 1995, Micor, signed a promissory note in favor of William Meger, a current Director of the Company, in the principal amount of $40,000, which note bore interest a rate of six percent (6%) per annum. The note had a term of five (5) years, for which interest was payable monthly and the principal was payable as a balloon payment at the end of the term. In April 2000, the Company issued 60,000 shares of its Common Stock to William Meger as full and final payment of such note. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part I,
Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In the first quarter of 1997, the board of directors of PF decided to sell and spin off its wholly owned subsidiary, Micor. The board offered Micor to the then current management team of Micor. In July 1997, Jerry Washburn, Micor and four (4) others signed a promissory note in favor of PF in the principal amount of $285,000. The term of the note was through April 15, 2003. In March 2000, the Company and the Investors purchased the note, which had $285,000 in principal outstanding and an additional $36,972 of interest outstanding, from PF for $150,000 in cash provided by the Investors and 175,000 shares of the Company's Common Stock issued by the Company. The Investors had the option to convert the note to shares of the Company's Common Stock in their sole discretion. They exercised such option, converting the full amount of the note (principal and interest) to 643,944 shares of the Common Stock of the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 44-1844(6) of the Arizona Code,
Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, who currently serves as a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506,
Section 14-4-126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In May 1999, the Company entered into a Stock Purchase Agreement with Blackwater wherein Blackwater agreed to purchase 2,905,828 shares of the Company's Common Stock for a total of $750,000. Payments were to be made: A) $105,000 at closing; B) in five (5) monthly installments of $105,000 beginning July 1, 1999 and the first of each month thereafter; and C) a final installment of $120,000. Although Blackwater missed each payment deadline, the entire $750,000 has now been funded, including $250,000 which Blackwater assigned to a third party investor. To date, only 968,609 shares have been issued to the third party assignee. No shares have yet been issued to Blackwater. Norman Clarke, a current Director of the Company, is a beneficial owner of Blackwater. Blackwater's shares carry certain registration rights. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In September 1999, the Company entered into a share exchange agreement with the shareholders of CC, whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly-owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are subject to a two (2) year "lock-up" provision and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current

Director of the Company and the President of CC. In June 2000, the Company entered into a letter agreement with Maurice Mallette, Judith Mallette and Pasquale Rizzi to escrow 723,612 shares of the Common Stock of the Company issued in connection with the acquisition of Cartridge Care, Inc. in September 1999. The escrowed shares will be held pending an investigation by OneSource into the books and records of Cartridge Care. Whereas, all shares have now been issued and none are contingently issuable shares, it is contemplated that some shares may be cancelled and returned to the authorized but unissued capital stock of OneSource should the valuation of Cartridge Care conducted at the time of acquisition by OneSource found to be overstated. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In April 2000, the Company issued 305,000 shares of its Common Stock to four (4) employees as signing bonuses to attract them to the Company. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code and Section 11-51-308(1)(p) of the Colorado Code. See Part I,
Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In April 2000, the Company issued 97,374 shares of its Common Stock to eighteen (18) current or former employees to compensate them for past salary reductions or in lieu of past salary increases for their services as employees during periods since 1997. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 11-51-308(1)(p) of the Colorado Code, Section 90.532 of the Nevada Code, Section 58-13B-24(R) of the New Mexico Code and Section 61-1-15.5(2)&R164-15-2 of the Utah Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company granted XAI an option to purchase two million (2,000,000) shares of the Common Stock of the "freely tradeable shares" of the Company at a price of $0.50 per share. The option is for a period of one (1) year unless XAI introduces or arranges for an acceptable "secondary offering" approved by the Company, and in which case the term of the option is extended until June 1, 2003. The option has since been terminated by mutual agreement of the parties. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company entered into a agreement wherein the Company agreed to pay a finder's fee to XAI for any debt or equity investment, acquisition, consolidation, merger or purchase of assets between the Company and any contact of XAI brought to the Company's attention by XAI, which was consummated within a period of twenty-four (24) months thereafter. The finder's fee is as follows: a) five percent (5%) of the first million dollars ($1,000,000) raised; b) four percent (4%) of the second million dollars ($1,000,000) raised; c) three percent (3%) of the third million dollars ($1,000,000) raised; d) two percent (2%) of the fourth million dollars
($1,000,000) raised; and one percent (1%) of the all additional monies raised. In the event fees are due XAI by the Company, the Company and XAI may mutually agree to accept and pay the fee in shares of the Company's stock priced at eighty percent (80%) of the most recent bid price. This agreement was terminated in November 2000 by mutual agreement of the parties. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company entered into a consulting agreement with XAI to provide consultation and advisory services relating to business management and marketing in exchange for issuance of 100,000 shares of the Company's stock each to Edward Meyer, Jr. and Edward T. Whelan. The contract is for a period of one (1) year. The consulting agreement has been terminated by mutual agreement of the parties. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code. See Part I, Item
7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 2000, the Company issued 10,000 shares of its Common Stock to one (1) individual in exchange for a client list of computer service customers, the remainder of the previously contracted for but unissued shares (943,750) in connection with the CC acquisition, 13,166 shares to one (1) past employee for out-of-pocket expenses, 90,000 shares to one (1) investor for $30,000, 8,319 shares to one (1) individual for past accounting services rendered, 40,000 shares to one (1) individual who is an active employee as a signing bonus, 58,333 shares to Maurice Mallette, the Company's current Interim Vice President, President of CC and a Director in exchange for $17,500 and 75,000 shares to one
(1) individual for his services as a headhunter who brought potential employees to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 90.532 of the Nevada Code and Section 211(b) of the Pennsylvania Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In August 2000, Steven Green, a Director of the Company resigned. Mr. Green did not resign because of a disagreement with the registrant on any matter relating to the registrant's operations, policies or practices. Mr. Green did not furnish the registrant with a letter describing any disagreement, nor did he request that any matter be disclosed. Mr. Green resigned on August 18, 2000. The registrant believes it has disclosed all pertinent information and the filing of a Current Report on Form 8-K as instructed by Item 6 is not required. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management";
Part I, Item 5. "Directors, Executive Officer,

Promoters and Control Persons";  Part I, Item 6. "Executive  Compensation";  and
Part I, Item 7. "Certain Relationships and Related Transactions."

         In November 2000, the Company issued 206,500 shares of its restricted Common Stock to four (4) persons. Two (2) of the persons receiving a total of 200,000 shares, were given the shares as a hiring bonus. The other two (2) persons receiving a total of 6,500 shares, were given the shares in lieu of salary. For such offering the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In November 2000, the Company issued 200,000 shares of its Common Stock to Ford Williams, the Company's current Secretary, Treasurer and a Director, for services rendered to the Company. For such offering, the Company relied upon
Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See
Part  I,  Item  4.  "Security   Ownership  of  Certain   Beneficial  Owners  and
Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In January 2001, at a meeting of the Board of Directors, the Directors elected to fill a vacancy to the Board of Directors with Thomas E. Glasgow. Subsequently, Jerry Washburn resigned his position as Chairman of the Board, but retained his positions as President, Chief Executive Officer and as a Director. Thomas Glasgow was then elected to serve as Chairman of the Board until the next annual meeting of the shareholders. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; and Part I, Item 7. "Certain Relationships and Related Transactions."

         Currently, the Company has no employment agreements with its officers and directors. OS intends to enter into such agreements upon the effectiveness of its Form10SB.

Facilities

         In September 1999, the Company entered into a lease with EJM Development Co., a California limited partnership for property located at 7419 East Helm Drive, Scottsdale, AZ 85260. This property serves as the Company's headquarters, service dispatch and parts center for all the Company's operations. The lease is for a term of five (5) years, two (2) months, for which the Company pays rent in the amount of $9,025 for the first fourteen (14) months, $9,370 for months fifteen (15) to twenty-six (26), $9,715 for months twenty-seven (27) through thirty-eight (38), $9,995 for months thirty-nine (39) through fifty (50) and $10,270 for months fifty-one (51) through sixty-two (62). See Part I, Item 3. "Description of Property".

Risk Factors

         Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

         1. History of Losses. As of December 31, 1999, the Company had total assets of $1,715,486, a net loss of $185,341, net revenues of $2,476,884 and stockholders equity of $335,880. As of December 31, 2000, the Company had total assets of $1,484,186, a net loss of $1,128,566 on net revenues of $3,229,389 and stockholders equity of $(394,609). Due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenue will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least the fiscal year 2001 and there can be no assurance that losses will not continue thereafter. The ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities.

         2. Minimal Assets. Working Capital and Net Worth. As of December 31, 2000, the Company's total assets in the amount of $1,484,186, consisted, principally, of accounts receivable in the amount of $284,761, $273,255 in inventories and $255,621 in property and equipment. Further, there can be no assurance that the Company's financial condition will improve.

         3. Need for Additional Capital. Without an infusion of capital or profits from operations, the Company is not expected to grow and to further expand its operations. Accordingly, the Company is not expected to overcome its history of losses unless additional equity and/or debt financing is obtained. Further, the Company may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the stage of its business and its lack of a widespread client base and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated. The Company has not identified sources of additional capital funds, and there can be no assurance that resources will be available to the Company when needed.

           4. Dependence on Management. The possible success of the Company is expected to be largely dependent on the continued services of its current President, Jerry Washburn. Virtually all decisions concerning the Company will be made or significantly influenced by Mr. Washburn. The loss of the services of Mr. Washburn, would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently has no employment agreements with any of its officers and holds no key-man life insurance on the lives of, and has no other agreement with any of these officers.

         5. Limited Distribution Capability. The Company's success depends in large part upon its ability to distribute its products and services. As compared to the Company, which lacks the financial, personnel and other resources required to compete with its larger, better-financed competitors, virtually all of the Company's competitors have much larger budgets for securing customers. Depending upon the level of operating capital or funding obtained by the Company, management believes, without assurance, that it will be possible for the Company to attract service personnel for its products and services. However, in the event that only limited funds are available from operations or obtained, the Company anticipates that its limited finances and other resources may be a determinative factor in the decision to continue its operations. Until such time, if ever, as the Company is successful in generating sufficient cash flow from operations or securing additional capital, of which there is no assurance, it intends to continue to operate at its current stage.

         6. High Risks and Unforeseen Costs Associated with the Company's Expanded Entry into the Equipment Service Industry. There can be no assurance that the costs for the establishment of a service network will not be significantly greater than those estimated by Company management or that significant expenditures will not be needed to perform service and repair with the speed necessary to satisfy its clients. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by the Company without development of a network of clients to financial support the Company. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect the Company. Further, unfavorable general economic conditions and/or a downturn in customer acceptance and appeal could have an adverse affect on the Company's business. Additionally, competitive pressures and changes in customer mix, among other things, which management expects the Company to experience, could reduce the Company's gross profit margin from time to time. Accordingly, there can be no assurance that the Company will be capable of establishing itself in a commercially viable position in local, state, nationwide markets.

         7. Few Clients Under Contract or Customer Base. While the Company has signed several clients for service and repair contracts, the Company presently has a limited customer base. The Company will be dependent upon its President, Mr. Jerry Washburn, to select new potential clients. Mr. Washburn will utilize the contacts with banks and others which he has developed in the equipment service and supply business to select and target potential clients to be signed by the Company, there can be no assurance that any such clients will engage the Company's services.

         8. Dependency on Securing a Suitable Strategic Partner. The Company's ability to establish an adequate customer base at a level sufficient to meet the larger competition depends in part upon the ability of the Company to capitalize on agreements not yet in place and may include the necessity to establish a joint venture agreement with a suitable partner for its future endeavors. There can be no assurance that a qualified strategic arrangement will be found at the levels which management believes are possible. Further, even if the Company receives sufficient cash flow from operations or proceeds from equity and/or debt financing or otherwise, thus enabling it to go forward with its planned expansion, it will nevertheless be dependent upon the availability of a qualified strategic partner to progress at the levels which the Company believes are necessary.

         9. Fluctuations in Results of Operations. The Company has experienced and may in the future experience significant fluctuations in revenues, gross margins and operating results. In addition, a single client currently represents a significant portion of the Company's revenues. As with many developing businesses, the Company expects that some contracts with clients may not meet management's expectations or expansion into new territories may have to be deferred as a result of changes in internal schedules, among other factors. As a result, the Company's operating results for a particular period to date have been and may in the future be materially adversely affected by delays in inventory shipping, problems with technicians or cancellation of even one service contract.

         A large portion of the Company's expenses are variable but difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any revenue shortfall. Additional factors that may cause the Company's revenues, gross margins and results of operations to vary significantly from period to period include: inventory production costs, patent processing, mix of products sold, manufacturing efficiencies, costs and capacity, price discounts, market acceptance and the timing of availability of new products by the Company and general economic and political conditions. In addition, the Company's results of operations are influenced by competitive factors, including the pricing and availability of and demand for volume discounts for clients with more than one (1) service location. All of the above factors are difficult for the company to forecast, and these or other factors could materially adversely affect the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. See Part I, Item. 2.
"Management's Discussion and Analysis of Financial Condition or Plan of Operation."

         10. Potential for Unfavorable Interpretation of Future Government Regulation. The Company is not subject to regulations governing its products at the present time. The Company may be subject to regulation if it elects to distribute its products through means such as the Internet, in which case the Company will be required to comply with new and emerging laws, the interpretation of which will be uncertain and unclear. In such event the Company shall have all of the uncertainties such laws present including the risk of loss of substantial capital in the event the Company is unable to comply with the law or is unable to utilize the method of distribution it thinks will best serve the Company's products and services.

         11. No Assurance of Product or Service Quality, Performance and Reliability. The Company expects that its customers will continue to establish demanding policies for quality, performance and reliability. Although the Company will attempt to purchase inventory from manufacturers who adhere to good manufacturing practice standards, there can be no assurance that problems will not occur in the future with respect to quality, performance, reliability and price. If such problems occur, the Company could experience increased costs, delays in or cancellations or rescheduling of orders or shipments and product returns and discounts, any of which would have a material adverse effect on the Company's business, financial condition or results of operations.

         12. Future Capital Requirements. The Company's future capital requirements will depend upon many factors, including the cost of production of the Company's inventory, requirements to either rent or construct adequate facilities for storage of inventory. The Company believes that it will require additional funding in order to fully exploit its plan of operations. There can be no assurance, however, that the Company will secure such additional financing. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If adequate funds are not available, the Company may be required to delay, scale back or even eliminate its new territories or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its existing or potential products or other assets. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations. See Part I, Item 2. "Management's Discussion and Analysis of Financial Condition or Plan of Operation."

         13. Uncertainty Regarding Protection of Proprietary Rights. The Company will attempt to protect its intellectual property rights through patents, trademarks, secrecy agreements, trade secrets and a variety of other measures. However, there can be no assurance that such measures will provide adequate protection for the Company's intellectual property, that additional disputes with respect to the ownership of its intellectual property rights will not arise between the Company and its competitors, that the Company's products will not otherwise be copied by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. There can be no assurance that any copyright owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar intellectual property which appeal to the same clients or duplicate the Company's services or that third parties will not assert intellectual property infringement claims against the Company. In addition, there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights abroad. The failure of the Company to protect its proprietary rights could have a material adverse effect on its business, financial condition and results of operations.

         Litigation may be necessary to protect the Company's intellectual property rights, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation. See Part I, Item 1. Description of Business - (b) Business of Issuer - Patents, Copyrights and Trademarks."

         14. Ability to Grow. The Company expects to grow through one (1) or more strategic alliances, acquisitions, internal growth and by establishing client relationships. There can be no assurance that the Company will be able to create a greater market presence, or if such market is created, to expand its market presence or successfully enter other markets. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition, one
(1) or more qualified strategic
alliances and the Company's ability to achieve and maintain sufficient profit margins in the face of pricing pressures. The Company must also manage costs in an environment which is notorious for unforeseen and underestimated costs and adapt its infrastructure and systems to accommodate growth within the niche market which it hopes to create.

         The Company also plans to expand its business, in part, through acquisitions. Although the Company will continuously review potential acquisition candidates, it has not entered into any agreement, understanding or commitment with respect to any additional acquisitions at this time. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions on favorable terms, or at all, or integrate acquired businesses into its operations. Moreover, there can be no assurance that acquisitions will not have a material adverse effect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions, while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as the then existing Company products and services or otherwise perform as expected. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisitions will be completed. The Company will be competing for acquisition and expansion opportunities with entities that have substantially greater resources than the Company. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, unanticipated problems or legal liabilities, and tax and accounting issues, some or all of which could have a material adverse effect on the Company's results of operations and financial condition.

         15. Competition. The equipment service and repair industry in general is highly competitive, with several major companies involved. The Company will be competing with larger competitors in international, national, regional and local markets. In addition, the Company may encounter substantial competition from new market entrants. Many of the Company's competitors have significantly greater name recognition and have greater marketing, financial and other resources than the Company. Further, competition for client contracts has meant the expenditure of additional monies in the training of its technicians on new products and services. There can be no assurance that the Company will be able to complete effectively against such competitors in the future.

         The market for online commerce is extremely competitive, and the Company believes that competition, particularly in connection with online office machinery consumable sales, will continue to grow and intensify. Although the Company's primary focus is on its service contracts, rather than consumable sales, the Company may ultimately compete with existing online websites that provide equipment parts and consumables on the Internet. Online competitors include a number of small and large Internet based enterprises offering similar products and services. The primary competitive factor is price as price sensitivity is the single greatest consideration of most Internet buyers. Most competing suppliers though are dealer/distributors and not remanufactures. Accordingly a differentiating factor for the Company's on-line business is that it is a manufacturer as well as a distributor and therefore has a greater degree of control over pricing of its product offerings.

         In addition to competition encountered on the Internet, the Company faces competition from traditional supply chains and office megastores such as Office Max, Office Depot, Staples, Comp USA, mass merchandisers, consumer electronics stores and a number of small custom start-up companies.

         16. Dependence on the Growth of Online Commerce. Purchasing products and services over the Internet is a new and emerging market. The Company's future revenues and profits may become substantially dependent upon widespread consumer acceptance and use of the internet and other online services as a medium for commerce. Rapid growth of the use of the internet and other online services is a recent phenomenon. This growth may not continue. A sufficiently broad base of consumers may not adopt, or continue to use, the internet as a medium of commerce. Demand for and market acceptance of recently introduced products and services over the internet are subject to a high level of uncertainty, and there are few proven products and services. For the Company to grow, consumers who have historically used traditional means of commerce may instead need to purchase products and services online, which may not be viable without the growth of internet commerce.

         17. Dependence on improvement of the Internet. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. The Company's success will partially depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. This will require a reliable network backbone with the necessary speed, bandwidth, data capacity and security. Improvement of the Internet's infrastructure will also require the timely development of complementary products, such as high-speed modems, to provide reliable Internet access and services.

         18. Requirement for Response to Rapid Technological Change and Requirement for Frequent New Product Introductions. The equipment supply and service market is subject to rapid technological change, frequent new equipment and product introductions and enhancements, product obsolescence and changes in end-user requirements. The Company's ability to be competitive in this market will depend in significant part upon its ability to successfully obtain, utilize and train employees on new products and services on a timely and cost-effective basis that are based upon this new technology. Any success of the Company in implementing new and enhanced products and services will depend upon a variety of factors, including new product selection, timely and efficient completion of training schedules, performance, quality and reliability of competitive products and services by competitors. The Company may experience delays from time to time in completing training and introduction of new products and services. Moreover, there can be no assurance that the Company will be successful in selecting and implementing new products, or in training employees to utilize new products and services. There can be no assurance that defects will not be found in the products and services utilized by the Company after introduction of these products to the Company's clients, which could result in harm to client or even the loss of a client. The inability of the Company to introduce in a timely manner new products and services that contribute to revenues could have a material adverse effect on the Company's business, financial condition and results of operations.

         19. Possible Adverse Affect of Fluctuations in the General Economy and Business of Customers. Historically, the general level of economic activity has significantly affected the businesses who would engage the services of the Company, such as supermarkets, retail store chains, etc. This, in turn, can cause a downsizing of the Company's clients and can ultimately affect the need for the Company's services. There can be no assurance that an economic downturn would not adversely affect the demand for the Company's products and services. There can be no assurance that such economic factors will not adversely affect the Company's planned products and services.

         20. Lack of Working Capital Funding Source. Other than revenues from the anticipated sale of its remanufactured cartridge products and the service contracts currently in existence, the Company has no current source of working capital funds, and should the Company be unable to secure additional financing on acceptable terms, its business, financial condition, results of operations and liquidity would be materially adversely affected.

         21. Dependence on Contract Manufacturers and Lease of Equipment; Reliance on Sole or Limited Sources of Supply. As of the date hereof, the Company has no internal manufacturing/production capacity, nor does it own the equipment necessary to produce its own inventory, other than its recently acquired CC subsidiary. The Company will also indirectly rely on raw material suppliers to provide the materials necessary for the Company's suppliers to manufacture the inventory. Certain necessary components and services anticipated to be necessary for the manufacture and production of the Company's inventory could be required to be obtained from a sole supplier or a limited group of suppliers. There can be no assurance that the Company's suppliers, will be sufficient to fulfill the Company's orders.

         Should the Company be required to rely solely on a limited group of suppliers, such increasing reliance involves several risks, including a potential inability to obtain an adequate supply of finished products and required components, and reduced control over the price, timely delivery, reliability and quality of finished products and components. The Company does not believe that it is currently necessary to have any long-term supply agreements with its suppliers but this may change in the future. The Company may experience delays in the delivery of and quality problems with its inventory. Certain of the Company's suppliers may have relatively limited financial and other resources. Any inability to obtain timely deliveries of acceptable quality or any other circumstances that would require the Company to seek alternative sources of supply, or to manufacture its inventory internally, could delay the Company's ability to ship its products which could damage relationships with current or prospective clients and have a material adverse effect on the Company's business, financial condition and operating results.

         22. No Dividends. While payments of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future. See Part I,
Item 8. "Description of Securities - Description of Common Stock - Dividend Policy."

         23. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and a majority of the Company's outstanding Common Stock constitute a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company. See Part I, Item 8. "Description of Securities - Description of Common Stock."

         24. Control by Present Shareholders. The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management."

         25. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue shares of preferred stock. ("Preferred Stock") although none has been issued to date. The issuance of Preferred Stock may not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in its sole discretion, may have the power to issue shares of Preferred Stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value of market price of the Common Stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company. See Part I, Item 1. "Description of Securities - Description of Preferred Stock."

         26. No Secondary Trading Exemption. Secondary trading in the Common Stock will not be possible in each state until the shares of Common Stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. The Company is currently listed in Standard & Poor's Standard Corporation Manuals, although this exemption is only recognized in a limited number of states. There can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. If the Company fails to register or qualify, or to obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's Common Stock, a public market for the Common Stock will fail to develop and the shares could be deprived of any value.

         27. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. The Company's Common Stock is currently subjected to the "penny stock" rules under 17 CAR 240.3a51-1 because such shares are issued by a small company; are priced under five dollars ($5); and are not and will not traded on NASDAQ or on a national stock exchange. The SEC has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker- dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

Item 2.   Management's Discussion and Analysis of Operations - Full Fiscal Years

Overview

The financial results discussed herein include the consolidated operations of OneSource Technologies, Inc, (hereinafter "OneSource" and/or "the Company") and that of its wholly owned subsidiaries Net Express, Inc. and Cartridge Care, Inc.

OneSource survived a very difficult year that is best described as a period of consolidation and re-birth. The substantial loss for the year ended December 31, 2000 resulted from a number of circumstances that can be summarized as follows:

*    Operational   problems   encountered  in  the  Company's   Maintenance  and
     Installation/Integration divisions;
*    Excessive General and Administrative costs,
*    Costly short-term borrowings; and
*    Lost revenues from terminated maintenance contracts.

In spite of these problems, most of which were related to internal circumstances the Company has not only survived but has substantially rectified the circumstances that contributed to the poor results for fiscal 2000. Further, the Company has not encountered any adverse business conditions specifically related to its business lines or market impediments limiting OneSource's ability to secure new business during fiscal 2001. Moreover, the Company has successfully demonstrated in the past that its unique "single-source" delivery approach to the industry is well accepted in the market place.

The operational difficulties encountered during fiscal 2000 are the result of a number of internal problems and certain one-time restructuring endeavors undertaken during the second half of fiscal 2000 to streamline and better synergistically integrate the Company's three operating divisions into a single cohesive and efficient whole. Consequently the Company's business plans and management continue to anticipate significant increases in the Company's business and scope of practice over the next five-years. This will be accomplished through;

     * Completing the restructuring and turnaround initiatives started in 2000;
     *    Improving operational management;
     *    Substantially expanding sales and marketing activities and personnel;
     *    Upgrading internal information and communication infrastructures;
     *    Reducing overall General and Administrative costs; and,
     *    Securing additional equity investment capital.

During the year ended December 31, 1999 the Company acquired two companies in order to extend OneSource's core long-term maintenance services business. In April 1999 the Company acquired all the outstanding stock of Net Express, Inc., an Arizona corporation engaged in the local area network integration business. In September of that year the Company acquired all the outstanding stock of Cartridge Care, Inc., an Arizona corporation engaged in the remanufacturing of printer/copier toner cartridges. Both acquisitions were effected with issuance of stock. Net Express was accounted for as pooling of interests and Cartridge Care was accounted for as a purchase. Accordingly the results of Net Express' operations and financial condition are included in the Company's consolidated results for the full two years ended December 31, 2000. The results of operations of Cartridge Care on the other hand are only included since September 30,1999 its date of purchase.

These acquisitions contributed approximately of twenty-nine percent (35%) and twenty percent (22%) of consolidated revenues in the years ended December 31, 2000 and 1999 respectively.

In July 1999 the Company successfully filed a "business process apparatus" patent application (S/N 09/395,071) with the United States Patent Office for its OneSource Flat-Rate Blanket Maintenance SystemO. This application, consisting of eight (8) claims related to proprietary processes and methodologies developed by the Company is still pending at December 31, 2000 and legal counsel believes the Company has a more likely than not chance of being granted the patent.

Results of Operations

OneSource is engaged in delivering important equipment technology support services for information technology and industry specific equipment devices used in business, government and education on an outsourcing basis. The Company's service and product offerings are aligned in three closely related and complimentary business lines, including;

     *    Long-term equipment maintenance services;
     *    Equipment installation and integration services; and
     *    Equipment consumable supplies distribution.

The Company's primary customer profile is companies in the a) banking and financial services and b) retail industries. Though OneSource's service and product offerings can be readily applied in any industry, these two are emphasized because of the significantly greater number of equipment technology items used in banking and retail companies compared to other businesses. Like companies in other industries, banking and retail enterprises use large numbers of general business equipment such as copiers, facsimiles, PCs and peripherals, but in addition they also utilize significant quantities of industry specific machines like coin/currency counting and handling machines, check processing and encoding equipment and ATMs in banking and point-of-sale (POS) scanner and register systems in retail. The Company's economies-of-scale are maximized in situations where there are great concentrations of equipment at customers' sites, hence its focus on these industries.

Overall consolidated results for the year ended December 31, 2000 were poor in most respects; maintenance division revenues were largely flat compared to fiscal 1999, the installation division flopped and costs in all categories significantly increased in the year ended December 31, 2000 compared to 1999. The lone bright spot in fiscal 2000 was the contribution made by the supplies distribution division, (Cartridge Care).

The following table sets forth selected consolidated operating results of OneSource for the years ended December 31, 2000 and 1999.

    Summary Income Statement                          2000             1999
-------------------------------------------------  -------------     -------------
Operating Revenues                                     3,229,389         2,476,884
Cost of Revenues                                       2,242,176         1,484,096
Gross Margins                                            987,213           992,788
Selling, General and Administrative Expenses           2,077,990         1,171,874
Operating Loss                                       (1,090,777)         (179,086)
Other Income and (Expense)                             (202,560)          (24,021)
Income (Loss) before Extraordinary Gain              (1,293,337)         (203,107)
Extraordinary Gain                                        58,474                 -
Income (Loss) before Taxes                           (1,234,863)         (203,107)
Income Benefit                                         (106,297)          (17,766)
Net Loss                                             (1,128,566)         (185,341)

Operating Revenues

Total consolidated revenues increased $752,505 or 30% in the year ended December 31, 2000 compared to 1999 but substantially all the increase is the result of including the supplies distribution division, (Cartridge Care) for a full year in fiscal 2000 versus only the post acquisition final three months of 1999. Even though overall revenues were up in the year ended December 31, 2000 compared to 1999 total revenue results were disappointing due to;

     *    Cancellation of a major equipment maintenance contract;
     * Discontinuance of a significant sub-contractor commitment with another maintenance provider; and
     * Lack of any new maintenance services and installation customers in fiscal 2000.

The following table shows the amounts each line of business contributed to consolidated revenues for the years ended December 31, 2000 and 1999.


    Business Line Revenue Mix                          2000        %       1999       %
------------------------------------------------  ------------ --------  --------  -------
Equipment Maintenance and Service Revenues           2,106,977    65     1,971,343    80

Equipment Sales and Integration Revenues               257,227     8       339,343    14

Equipment Parts and Supplies Revenues                  865,185    27       166,198     6

Total Business Line Revenues                         3,229,389   100     2,476,884   100


Equipment Maintenance Services

Maintenance revenues modestly increased 6% in the year-ended December 31, 2000 compared to 1999. The increase was the result of including the maintenance services of Cartridge Care for the entire year of 2000 (approximately $100 thousand) and the adding of a number of contract addendums with a major customer for new service revenues (approximately $200 thousand annualized). These increases however were offset by declines in annualized maintenance revenues of about $600 thousand. Timing of these increases and decreases account for the net increase for the year ended December 31, 2000 compared to 1999.

On a percentage contribution basis, maintenance services accounted for sixty-five percent (65%) of total revenues in the year ended December 31, 2000 compared to eighty percent (80%) for the year ended December 31, 1999. A primary reason for the decline is the result of the significant increase in the supplies division revenues in the year ended December 31, 2000 compared to 1999 because of including a full year of operations for that division in fiscal 2000 versus only three months in 1999. Partially offsetting these results, the installation services division contribution declined to eight percent (8%) of consolidated revenues in fiscal 2000 from fourteen percent (14%) in the year ended December 31, 1999.

The Company's annualized contract service revenues declined slightly from approximately $2.0 million at the end of 1999 to about $1.7 million at December 31, 2000. This is the result of the cancellation of a large service contract by a major customer (approximately $450 thousand annualized) and the termination by OneSource of a third party sub-contracting relationship with another service company (about $200 thousand annualized). The contract cancellation was the result of a customer electing to provide its own maintenance services in-house and was not because of unsatisfactory service delivery quality on the part of OneSource. The Company terminated the sub- contracting relationship because of serious disruptions it caused in the Company's internal service delivery processes.

At December 31, 2000 retail industry customers accounted for about seventy-six percent (76%) of maintenance revenues with about twenty percent (20%) derived from banking clients and four percent (4%) from other industries and governmental customers. This compares to seventy-four percent (74%) from retail, twenty-three (23%) from banking and three percent (3%) from other in the year ended December 31, 1999.

The Company ended the year 2000 with a total backlog of renewable contract service revenues of approximately $3.1 million. In addition to long-term contract equipment service the Company also performs on-call time and materials service work that amounted to less than 10% of total service revenues for the years ended December 31, 2000 and 1999. This reflects the Company's continuing focus on increasing renewable contract services at the expense of unsolicited on call work.

Equipment Installation and Integration Services

Fiscal 2000 represented a period of realignment and refocusing of this division's operations. At the time of its acquisition in 1999 this division (Net Express) was engaged in small local area network equipment sales and integration services. Since that business is highly competitive and fragmented and traditionally yields very low margins, the Company refocused the division toward large-scale installation projects in support of the Company's large maintenance service customers in early 2000. Prior to acquiring the division OneSource had to pass on a number of opportunities to provide equipment installations services for two of its large retail accounts.

The intent therefore of the merger was to meld the division's installation/integration core competencies with the Company's large project specific equipment installation opportunities, which can be very lucrative and profitable. While progress was made in this regard by the end of 2000, the disruption caused in effecting the realignment during the year seriously eroded the division's revenue contribution for the year ended December 31, 2000 compared to 1999. Revenues for the division decreased $82 thousand or twenty-four percent (24%) for the year ended December 31, 2000 compared to 1999

Contributing to this decline was a number of management glitches during the transition wherein division personnel unwittingly spent time researching other market niches instead of focusing on selling installation services to existing and/or prospective customers. This led to excessive spending per sales dollar generated and forced a number of mid-year layoffs. Management continues to be committed to the installation and integration business and views it as very complementary to its renewable maintenance services. By the end of fiscal 2000 management's intended refocus on installations for existing customers was succeeding and going into fiscal 2001 the division has a number of installation assignment proposals pending for potential equipment maintenance customers consistent with the Company's original vision for this division.

Going forward management is also committed to increasing sales of industry specific (banking and retail) equipment as part of the installation division's large-scale installation assignments in both its retail and financial service industry markets. This will be accomplished through the Company's in- house equipment sales function as well as alliances with equipment dealer/distributor organizations in those industries. Margins on this type of equipment can be double or triple the margins traditionally realized from PC and peripheral equipment sales.

Consumable Supplies Distribution

This division was the lone bright spot operationally for the Company during the year ended December 31, 2000. Compared to the prior year, the acquisition of this division, (Cartridge Care) contributed nearly all (95%) of consolidated revenue growth with the inclusion of a full year's results in fiscal 2000 versus only 3 months of post acquisition results in fiscal 1999. Equipment supplies sales accounted for twenty-seven percent (27%) of total consolidated revenues for the year ended December 31, 2000 compared to only six percent (6%) in 1999. While some operational and management information disruptions occurred in early 2000 from the integration of the new division into consolidated operations these were largely rectified by mid-year through a change in leadership.

The new management team streamlined order entry and manufacturing procedures in the second half of fiscal 2000 and labor costs per unit and overhead expenses decreased accordingly for the division. Targeted sales programs were implemented late in the year and cash flow and profit contributions from this division greatly improved by year-end December 31, 2000. Going into fiscal 2001 the division is focusing on larger clients consistent with the Company's overall customer profile to add to its present Fortune 1000 list of customers. Doing so will transition the division's customer mix away from numerous small local customers to fewer large volume users. For the year ended December 31, 2000 approximately thirty-six percent (36%) of division revenues were derived from Fortune 1000 type customers versus about twenty-five percent (25%) for the year ended December 31, 1999.

Prospectively management also anticipates substantially expanding this division's operations by targeting existing contract maintenance customers and by channeling a greater proportion of its distribution through the Internet. In this regard a new e-commerce portal, GOINK.com, was introduced in fiscal 2000 as the division's on-line Internet fulfillment delivery system. This site was available to anyone on the Internet in addition to the Company's customer base. During trials, it became apparent that the site was geared primarily to consumers and retail customers ("business to consumer" customers (BtoC)) and not sufficiently robust for business-to-business (B2B) distribution the Company had intended. Accordingly the Company is presently engaged in revamping the website to afford the scalability desired for the Company's B2B objectives and anticipates having the new site fully operational by the end of the second quarter of fiscal 2001.

Profit Margins

Absolute gross margin dollars were largely flat for the year ended December 31, 2000 compared to 1999 but consolidated margin contribution for the year ended December 31, 2000 dropped significantly to thirty-one percent (31%) from forty percent (40%) for the year ended December 31, 1999. This decline was the result of a number of things, but primarily;

     * Continuing maintenance service parts inventory and logistics problems throughout 2000;
     * Staffing dislocations in field service operations resulting in excessive overtime costs;
     * The collapse of the installation and integration division's operational results; and
     *    One-time employee stock grants for prior years service.

The following tables shows gross margin results for each division for the years ended December 31, 2000 and 1999:


       Business Line Gross Profit            2000    Gm%    1999     Gm%
---------------------------------------- ---------  ----- --------- -------
Equipment Maintenance and Service          656,189    31    892,058  45
Equipment Installation and Integration       8,235    3      36,186  11
Equipment Supplies Distribution            322,788    37     64,544  39
Total Business Line Gross Profit           987,213    31    992,788  40

Equipment Maintenance Services

The maintenance division's fourteen percent (14%) decline in gross margin percentage for the year ended December 31, 2000 compared to 1999 is significant and reflects a number of problems incurred in the division's operations. Service parts inventory and logistics and significant field service overtime account for much of the decline in the face of essentially level revenues year over year. Inventory control and parts procurement and shipping problems that surfaced in late 1999 continued through much of fiscal 2000. By the end of the fourth quarter however the problems were appropriately identified and corrective actions initiated. The impact on margins during fiscal 2000 though of these problems was the absorption of approximately $190 thousand in overtime charges, excessive parts shipping costs and productivity impediments and about $150 thousand in inventory adjustments during the last two quarters of fiscal 2000.

Strides made in controlling shipping costs and overtime contributed to improved margins by the end of December 2000 yet, new procurement systems and personnel are needed to completely overcome the inventory and logistics accountability problems. New management was installed in the last two months of fiscal 2000 and a priority objective of the Company is to have a new information and communications infrastructure platform in place and fully operational by the end of the second quarter of fiscal 2001. Notwithstanding the foregoing, management still believes that once these changes are fully implemented that the corporate goal of a target margin rate of 50% is attainable in the maintenance services division.

Given the tighter integration of the Company's three divisions' operations that was well under way at the end of fiscal 2000 opportunities to cross-sell services and equipment supplies among the three are greater now than before and management's intention is to expand revenues from existing customers in this manner as well as aggressively go after new accounts in each business segment. At the end of fiscal 2000 for example less than ten percent (10%) of the Company's supplies volume was shipped to the Company's other division customers. Similarly less than five percent (5%) of maintenance services were derived from other division's customers in the year ended December 31, 2000.

Equipment Installation and Integrations Services

Installation and integration division margins obviously were a flop for the year ended December 31, 2000 compared to 1999. Following the division's acquisition in early 1999 it continued its theretofore local area network equipment sales and integration operations through the end of that year. In early fiscal 2000 though management redirected the division's scope of practice away from small network installation projects and into large-scale equipment implementation projects in support of OneSource's customer profile of large regional and/or divisions of national banking and retail companies. Doing so will more tightly integrate the Company's operating divisions and at the same time enable sales and marketing endeavors to more readily penetrate new customer opportunities.

During 2000 this division had a number of failed false starts that substantially disrupted division operations. Consequently management cleaned house in the second half of 2000. Personnel changes were made and its customer mix was redirected to synergistically align with the Company's core business operations. In the end the division contributed a loss of approximately $164 thousand for the year ended December 31, 2000. The good news though is the refocused division was able to propose on a couple of significant new business opportunities for new equipment implementation projects at the end of the year for potential fiscal 2001 work.

Consumables Supplies Distribution

The consumable supply division's margin percentage declined two percent (2%) in the year ended December 31, 2000 compared to 1999. Margins on purchased cartridges average thirty to thirty-five percent (30 to 35%) whereas margins on in-house manufactured ones average forty to fifty percent (40% to 50%). Resulting margins therefore are a function of the product mix between in-house versus outside purchased cartridge shipments and the division had a greater proportion of the former in fiscal 2000. Competitive pricing required to garner positions at a number of the division's Fortune 1000 accounts also impacted overall margins unfavorably. Finally the division absorbed about $40 thousand of product shipments and other costs related to the GOINK.com web portal during the testing phase of this site which had the effect of depressing overall division gross margins.

Anticipated future margins in the supply division therefore are expected to increase in fiscal 2001 to the thirty-five to forty percent range as expansion continues and shipment mixes are refined in support of the greater customer base. Management believes a greater proportion of purchased cartridges will be required though to support the expected expansion of this division, particularly in the on-line Internet fulfillment site once it comes on line in the second half of fiscal 2001.

General and Administrative Costs

General and Administrative costs ballooned ninety-five (95%) to a total of $1.8 million for the year ended December 31, 2000 compared to $942 thousand in 1999. The following table details the significant cost categories;


  General and Administrative Expenses       2000         %       1999
--------------------------------------     ----------- ------ ----------
General & Administrative Payroll            651,501      34     486,034
Legal and Professional Fees Paid            220,736      218     69,453
Facilities                                  222,869      49     149,704
Medical and Casualty Insurance              185,441      159     71,641
Payroll Taxes Paid                          167,044      100          -
Telecommunication Expenses                   83,881      100          -
Bad debts expense                            58,866      100          -
Travel & Entertainment                       99,012      50      66,098
Other                                       152,094      20      99,482
Total General and Administrative Expense  1,841,444      95     942,412

This aspect of the business is where the disparate effects of the Company's business units was most apparent and where costs were most out of line. Total general and administrative costs as a percent of total revenues exploded to fifty-seven percent (57%) in fiscal 2000 compared to thirty-eight percent (38%) in 1999. Accordingly much of management's attention in fiscal 2000 was directed to this portion of the business in order to streamline and better integrate overall operations and reduce administrative costs.

Much of the thirty-four percent increase in general and administrative payroll during the year ended December 31, 2000 compared to 1999 related to salaries of a number of people held over from the acquisitions in 1999 that were eliminated in the second half of 2000 as part of the restructuring and integration program. They represented redundant positions and/or unnecessary slots following the realignment and consolidation of the three divisions into the new synergistic whole. The balance related to certain other administrative personnel that were added in the second half of fiscal 1999 in anticipation of the increased level of operations but with the loss of a significant maintenance contract in mid fiscal 2000 and related operational problems in that division these individuals were also eliminated in the last half of fiscal 2000.

Legal and professional fees increased substantially as a result of a) higher legal and accounting fees and b) use of consultants and temporary personnel and other professionals (approximately $80 thousand) that were engaged to define and implement the Company's restructuring plans intended to synergistically integrate the operating divisions and improve overall operations. In fiscal 2000, several mid-level managers and technical specialists were laid-off. Either their skills duplicated others in the Company or their contribution didn't warrant continued employment. As a result, consultants were used at times in order to bridge the gap between terminated employees and subsequently hired replacements.

Higher professional fees also related to additional work required in connection with the Company's public filings and professional matters related to the restructuring (approximately $35 thousand) and funding fees paid to consultants (approximately $30 thousand) in connection with capital raises.

Most of the increase in facilities costs for the year ended December 31, 2000 compared to 1999 is due to costs related to relocating and combining all the Company's headquarters and Arizona operations into new facilities in the Scottsdale Airpark in the last quarter of 1999. Higher rents and related utilities associated with the larger facilities contributed to the increase.
This was partially offset by the elimination of small separate Company facilities in Utah and Nevada.

Medical insurance and employee benefit increases are a function of the Company going to a PEO leasing company for all its employees in the second quarter of fiscal 2000. As part of this move the Company incurred significantly higher medical benefits and workman's compensation costs. This change was made to help assure that the Company is in compliance with all regulatory reporting and filing requirements and that all employees were appropriately and uniformly covered throughout the Company's disparate geographic reach.

Casualty insurance costs were also greater in the year ended December 31, 2000 compared to 1999 due to the Company's new facilities at its Scottsdale location and additional vehicles added in fiscal 2000.

Most of the bad debt write off occurred in the installation and integration where a number of jobs in that division encountered operational delivery problems during the divisions restructuring which resulted in a number of customer issues making it difficult or unlikely to collect for all the services rendered. A small amount of receivables were also reserved for in the supplies division.

Selling Expenses


Selling Expenses                        2000        %          1999
---------------------------------- -----------  ---------- -------------

Sales and Marketing Compensation      191,545      (6)       205,025

Selling & Service Expense              22,969      150         3,286

Advertising & Promotion                14,103       55         9,101

Meals & Entertainment                   4,867      (58)       12,050

Trade Shows                               281      100             -

Total Selling Expense                 233,765       2        229,462

Selling expenses increased slightly by 2% in the year ended December 31, 2000 compared to the same period in 1999. The essentially flat level of expenditures reflects the disruption and conflicted sales activity in fiscal 2000 because of restructuring in the department. The effect of this restructuring is well documented with the lack of new maintenance and installation business during all of fiscal 2000. The overall sales effort in fiscal 2000 is best characterized by a number of false starts and failed strategies.

At the outset of the year each division had separate sales plans and in some ways competed with each other. Further, the lone sales professional in the Company's maintenance services division quit in the first quarter of 2000 due to family reasons leaving that unit without any active outbound sales initiatives. Without this senior salesperson and the conflicting sales objectives of the three divisions the Company lost sales momentum and went the entire year without any appreciable new sales department generated business.

Additional time was lost with a failed a new sales director that was hired in the second quarter of fiscal 2000 to orchestrate a cohesive sales strategy and unify sales and marketing programs for the mutual and integrated benefit of each business unit. When this endeavor failed in the third quarter of fiscal 2000 the entire sales team was terminated. The former seasoned salesperson's family situation improved and he was rehired at the end of 2000 and assigned to direct the new unified plans. Two other professionals were hired late in the fourth quarter of fiscal 2000 and management believes that overall sales activity and results will significantly improve in fiscal 2001. A key factor in the new program includes engaging experienced professionals with the ability to cross sell each division's product lines supported by an aggressive advertising and industry PR campaign.

Operating Losses

The substantial increase (480%) in operating loss for the year ended December 31, 2000 compared to 1999 is the result of a number of operational problems in two of the Company's operating divisions and a significantly disproportionate increase in general and administrative costs. The following table summarizes the totals;


    Net Losses                    2000           %            1999
-------------------------  ---------------- -----------  -------------
Operating Losses               (1,087,996)       480         (179,086)
Interest Expenses                (188,576)       679          (24,195)
Other expenses                    (16,765)        na              174
Extraordinary Item                 58,474         na                -
Taxes benefit                     106,297        508           17,766
Net loss                       (1,128,566)       477         (185,341)

Most of the operating loss occurred in the maintenance services and installation-integration divisions. While the supplies distribution division also ended the year with a loss the balance of the loss resulted from excessive administration costs ($540 thousand) and result-less sales and marketing expenditures ($150 thousand). Staffing overtime, unwarranted shipping costs and inventory and logistics problems in the maintenance division were the culprit there and the transition and realigning activities in the installation division were responsible for that division's high losses. A bloated administrative function for much of fiscal 2000 and significantly higher professional fees and employee benefits pushed general and administrative costs unacceptably higher.

Other Income and Expenses

Interest expense increased for the year ended December 31, 2000 compared to 1999 because of increases in outstanding interest bearing debt. Also contributing to the substantial increase was the financing costs ($150 thousand) incurred in arranging and securing certain short-term funding tranches. The Company also experienced an increase in payment penalties and interest charges associated with vendor purchases because of operational disruptions during fiscal 2000 compared to 1999.

Liquidity and Capital Resources
The following table sets forth selected financial condition information as of December 31 2000 and 1999:


Balance Sheet -                              2000                 1999
------------------------------------    ----------------    -----------------
   Working Capital                        ($833,076)              $64,049
   Total Assets                          $1,484,186            $1,715,486
   Debt Obligations                        $587,635              $473,126
   Shareholders' (Deficit) Equity         ($394,608)             $335,880

While the residual of the 1999 private capital funding commitment was funded in the second quarter of fiscal 2000 continuing operational problems throughout much of fiscal 2000 caused the Company's cash burn-rate to escalate to in excess of $100 thousand per month in June and averaged almost $80 thousand per month through all of the second and third quarters. This cash short fall was finally arrested and reduced to about $20 thousand a month by year-end 2000 but not before it was necessary to secure additional funding while management grappled with restructuring and realigning operations to bring them to profitability. To do so in light of the Company's then diminished liquidity capacity some new equity capital was invested but most of the new capital was in the form of short-term borrowings, which increased by $393 thousand compared to total short-term debt as of December 31, 1999.

Further, the short-term lenders required "equity sweeteners" as part of the deals, which further increased the cost of the short-term borrowings. This increase in short-term obligations is a primary reason for the sharp decline in working capital at December 31, 2000 compared to 1999 and the negative current ratio at December 31, 2000 of .47% versus a positive 1.06 at December 31, 1999. The financing cost of these funding rounds is also a significant contributor (approximately $150 thousand) to the Company's loss for the year ended December 31, 2000.

Also contributing to the diminished working capital ratio at December 31, 2000 compared to 1999 is the liability of $592 thousand in current liabilities representing the obligation for shares of the Company's stock that were subscribed during the year ended December 31, 2000 but were not yet issued at that date. This obligation also had the negative effect of significantly decreasing Paid In Capital and pushing the Company's Stockholders' Equity balance into a deficit at December 31, 2000.

Notwithstanding the foregoing however, two of the liabilities making up total current liabilities, "Obligation for common stock to be issued" of $592 thousand and "Deferred revenue" of $144 thousand are non-cash in nature and accordingly have no cash flow impact on working capital. If these two items were excluded from the working capital ratio calculation on a pro forma basis, the pro forma working capital ratio would be a negative .89 or a ninety percent (90%) improvement.

Further contributing to the decreased working capital position at December 31, 2000 compared to 1999 is the decrease in current asset balances at December 31, 2000. Accounts receivable and inventory were down from their previous levels at December 31, 1999 due to restructuring activities implemented in the second half fiscal 2000 to correct operational problems. By year-end 2000 these turn around efforts had sufficiently taken effect as to result in improved accounts receivable collections and inventory control, both balances of which were lower at December 31, 2000 compared to 1999 by thirty-eight percent (38%) and twenty-six percent (26%) respectively.

While current liabilities increased slightly (9%) as of December 31, 2000 compared to 1999 all of the increase was due to short-term borrowings. Every other current liability balance decreased at December 31, 2000 compared to 1999 except accounts payable, which essentially remained the same. Accounts payable remained the same largely because of a number of year end accruals and adjustments recognized as a result of legacy issues related to the Company's turnaround initiatives. Accruals and other liabilities declined by thirty-eight percent (38%) at December 31, 2000 compared to 1999 as a result of the Company's improved regulatory compliance efforts that were implemented in the second quarter of 2000. Deferred revenue is down by thirty-one percent (31%) at December 31, 2000 compared to 1999 because of the mix of contract maintenance agreements in place at December 31, 2000 compared to 1999.

At year-end December 31, 2000 the Company was negotiating with its short-term debt holders to extend due dates and payment terms in order to provide the Company sufficient time to complete its turn around programs and improve cash flow and profits. At March 31, 2001 the Company and holders of four of the Company's notes payable that were due in March and June of 2001 entered into Note Deferral and Extension Agreements wherein each note holder agreed to defer all principal payments until July 15, 2001, where upon the Company has agreed to make a twenty-five percent (25%) principal payment to each note holder and the notes' due dates will extend to July 15, 2002. At the same date (July 15, 2001) the Company will begin making level monthly principal and interests payments over the remaining twelve-month period of the notes. As part of the agreements the Company has agreed to an increase in the interest rates of the notes from their stated twelve to fourteen percent (12% to 14%) to eighteen percent (18%).

Although the Company's operations have significantly improved over the past six months negative cash flows of approximately $20 thousand per month continued into 2001. With most of the defined turn around improvements in place at December 31, 2000 though, management anticipates that the Company will achieve breakeven cash flows in the second quarter of 2001. This will be accomplished through a combination of continued cost reductions and increased revenues. Until this time the Company has secured bridge financing for $100 thousand from an existing investor and is negotiating with others for additional bridge financing to carry the Company to breakeven status.

The Company is also engaged in negotiations with several investment banking firms and advisors with the intent of securing equity funding of $1 to $3 million during fiscal 2001. A number of these negotiations have progressed sufficiently to the point where once the Company's stock is elevated to listing on NASDAQ's OTC BB one or more of these firms are anticipated to commit to the anticipated funding. Company management expects to complete all necessary application and regulatory requirements for OTC BB listing by the end of the second quarter of fiscal 2001.

To improve the Company's financial position the Company and a group of investors executed an agreement on March 4, 2000 the Company and group of investors executed an agreement with PF Holdings, Inc. (PF) to purchase the promissory note held by PF with a face value of $285,000 and accrued interest of $36,972 for $150,000 in cash provided by the investors and 175,000 shares of the Company's common stock with a fair market value on March 4, 2000 of $93,438. The investors purchased 643,944 shares of the Company's common stock for $150,000. The proceeds in turn, together with the 175,000 shares, were used in the settlement of the debt. The carrying amount of the debt exceeded the $243,438 combined value of the consideration given to settle the debt, resulting in a gain of $58,474 net of income taxes of $4,911.

At December 31, 2000 the Company had accrued delinquent payroll taxes, penalties and interest of approximately $120 thousand down from approximately $210 thousand at the end of 1999. While the Company is current in payment of all its payroll tax liabilities and has been throughout all of the year ended December 31, 2000 the IRS has been applying payments made toward the liability to the earliest periods and in so doing has been showing the current periods delinquent, when in fact they are not. The Company therefore is contesting this practice with the IRS in order to eliminate the false perception that the Company is delinquent and to prevent the application of cash payments to earlier quarters causing a compounding of penalties and interest.

These liabilities relate to unpaid withholding taxes that were assumed as part of the LBO in 1997 and two additional tax periods in 1998 and 1999. Most of the total amount due consists of assessed penalties ($50 thousand) and interest ($60 thousand). The Company has an installment agreement in place with the IRS wherein it makes monthly payments of $10 thousand or more against this liability. Once the balance is paid the Company will apply for abatement of the penalties and request a refund of them. Based on present arrangement with the IRS, management believes that the Company will be able to successfully liquidate this liability without incurring any adverse effects on the Company's financial condition from actions of the IRS.

During 1999 the Company completed two acquisitions with the issuances of shares of the Company's Common stock. While both transactions were completed with stock the company did incur significant non-operating costs of approximately $90 thousand in the last quarter of fiscal 1999 for facility relocation and other costs of integrating the operations into the consolidated group. The Company may acquire additional companies in the future and will attempt to do so with issuances of the Company's Common stock. To the extent cash is required to finance acquisitions in the future the Company will seek outside capital from investors rather than attempt to finance the cash component from operations.

Forward-Looking Statements

         This Form 10-SB includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this Form 10-SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), demand for the Company's products and services, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations.

Item 3. Description of Property

         In September 1999, the Company entered into a lease with EJM Development Co., a California limited partnership for property located at 7419 East Helm Drive, Scottsdale, AZ 85260. This property serves as the Company's headquarters, service dispatch and parts center for all the Company's operations. The lease is for a term of five (5) years, two (2) months, for which the Company pays rent in the amount of $9,025 for the first fourteen (14) months, $9,370 for months fifteen (15) to twenty-six (26), $9,715 for months twenty-seven (27) through thirty-eight (38), $9,995 for months thirty-nine (39) through fifty (50) and $10,270 for months fifty-one (51) through sixty- two
(62).

         The Company owns no real property and its personal property consists of furniture and fixtures, computer, peripheral and other general business equipment utilized in the conduct of the Company's business. The Company also has certain manufacturing equipment it uses in connection with its cartridge remanufacturing operations.

Item 4. Security Ownership of Certain Beneficial Owners and Management:

         The following table sets forth information as of January 23, 2001, regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five percent (5%) of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the share of Common Stock beneficially owned.

Name and Address of             Title of      Amount and Nature of    Percent of
Beneficial Owner                   Class        Beneficial Owner        Class

Thomas E. Glasgow(10)             Common             290,000               1.5%

Jerry M. Washburn(3)(4)           Common           3,150,000              15.8%

William B. Meger(2)(4)            Common           3,345,287              16.8%

Maurice Mallette(6)(8)            Common           1,002,083               5.0%

Donald C. Gause(5)(7)             Common             254,000               1.3%

Norman E. Clarke(11)              Common           3,085,732              15.5%

Ford L. Williams(12)              Common             200,000               1.0%

All Executive Officers and        Common          11,327,102              56.8%
Directors as a Group
(Seven (7) persons)
----------

(1) The address for each of the above is c/o OneSource Technologies, Inc.,7419 East Helm Drive, Scottsdale, AZ 85260.

(2) In November 1995, Micor, signed a promissory note in favor of William Meger, a current Director of the Company, in the principal amount of $40,000, which note bore interest a rate of six percent (6%) per annum. The note had a term of five (5) years, for which interest was payable monthly and the principal was payable as a balloon payment at the end of the term. In April 2000, the Company issued 60,000 shares of its Common Stock to William Meger as full and final payment of such note. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation";
     Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(3) In the first quarter of 1997, the board of directors of PF decided to sell and spin off its wholly owned subsidiary, Micor. The board offered Micor to the then current management team of Micor. In July 1997, Jerry Washburn, Micor and four (4) others signed a promissory note in favorof PF in the principal amount of $285,000. The term of the note was through April 15, 2003. In March 2000, the Company and the Investors purchased the note, which had $285,000 in principal outstanding and an additional $36,972 of interest outstanding, from PF for $150,000 in cash provided by the Investors and 175,000 shares of the Company's Common Stock issued by the Company. The Investors had the option to convert the note to shares of the Company's Common Stock in their sole discretion. They exercised such option, converting the full amount of the note (principal and interest) to 643,944 shares of the Common Stock of the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6.
     "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(4) In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506,
     Section 44-1844(6) of the Arizona Code, Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I,
     Item 7. "Certain Relationships and Related Transactions"; and Part II, Item
     4. "Recent Sales of Unregistered Securities."

(5) In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 14-4-126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code. See
     Part I,  Item 5.  "Directors,  Executive  Officer,  Promoters  and  Control
     Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(6) In September 1999, the Company entered into a share exchange agreement with the shareholders of CC, whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly-owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are subject to a two (2) year "lock-up" provision and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. In June 2000, the Company entered into a letter agreement with Maurice Mallette, Judith Mallette and Pasquale Rizzi to escrow 723,612 shares of the Common Stock of the Company issued in connection with the acquisition of Cartridge Care, Inc. in September 1999. The escrowed shares will be held pending an investigation by OneSource into the books and records of Cartridge Care. Whereas, all shares have now been issued and none are contingently issuable shares, it is contemplated that some shares may be cancelled and returned to the authorized but unissued capital stock of OneSource should the valuation of Cartridge Care conducted at the time of acquisition by OneSource found to be overstated. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44- 1844(6) of the Arizona Code. See Part I,
     Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(7) In April 2000, the Company issued 97,374 shares of its Common Stock to eighteen (18) current or former employees to compensate them for past salary reductions or in lieu of past salary increases for their services as employees during periods since 1997. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section
     11-51-308(1)(p)  of the Colorado  Code,  Section 90.532 of the Nevada Code,
     Section 58-13B-24(R) of the New Mexico Code and Section 61-1-15.5(2)&R164-15-2 of the Utah Code. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6.
     "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(8)  In July 2000,  the Company  issued 10,000 shares of its Common Stock to one
     (1) individual in exchange for a client list of computer service customers, the remainder of the previously contracted for but unissued shares (943,750) in connection with the CC acquisition, 13,166 shares to one (1) past employee for out-of-pocket expenses, 90,000 shares to one (1) investor for $30,000, 8,319 shares to one (1) individual for past accounting services rendered, 40,000 shares to one (1) individual who is an active employee as a signing bonus, 58,333 shares to Maurice Mallette, the Company's current Interim Vice President, President of CC and a Director in exchange for $17,500 and 75,000 shares to one (1) individual for his services as a headhunter who brought potential employees to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 90.532 of the Nevada Code and Section 211(b) of the Pennsylvania Code. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation";
     Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(9) In August 2000, Steven Green, a Director of the Company resigned. Mr. Green did not resign because of a disagreement with the registrant on any matter relating to the registrant's operations, policies or practices. Mr. Green did not furnish the registrant with a letter describing any disagreement, nor did he request that any matter be disclosed. Mr. Green resigned on August 18, 2000. The registrant believes it has disclosed all pertinent information and the filing of a Current Report on Form 8-K as instructed by Item 6 is not required. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; and Part I, Item 7. "Certain Relationships and Related Transactions."

(10) In January 2001, at a meeting of the Board of Directors, the Directors elected to fill a vacancy to the Board of Directors with Thomas E. Glasgow. Subsequently, Jerry Washburn resigned his position as Chairman of the Board, but retained his positions as President, Chief Executive Officer and as a Director. Thomas Glasgow was then elected to serve as Chairman of the Board until the next annual meeting of the shareholders. See Part I, Item
     5. "Directors,  Executive Officer,  Promoters and Control Persons"; Part I,
     Item 6. "Executive Compensation"; and Part I, Item 7. "Certain Relationships and Related Transactions."

(11) In May 1999, the Company entered into a Stock Purchase Agreement with Blackwater wherein Blackwater agreed to purchase 2,905,828 shares of the Company's Common Stock for a total of $750,000. Payments were to be made:
     A) $105,000 at closing; B) in five (5) monthly installments of $105,000 beginning July 1, 1999 and the first of each month thereafter; and C) a final installment of $120,000. Although Blackwater missed each payment deadline, the entire $750,000 has now been funded, including $250,000 which Blackwater assigned to a third party investor. To date, only 968,609 shares have been issued to the third party assignee. No shares have yet been issued to Blackwater. Norman Clarke, a current Director of the Company, is a beneficial owner of Blackwater. Blackwater's shares carry certain registration rights. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See
     Part I,  Item 5.  "Directors,  Executive  Officer,  Promoters  and  Control
     Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(12) In November 2000, the Company issued 200,000 shares of its Common Stock to Ford Williams, the Company's current Secretary, Treasurer and a Director, for services rendered to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         There are no arrangements which may result in the change of control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons:

Executive Officers and Directors

         Set forth below are the names, ages, positions, with the Company and business experiences of the executive officers and directors of the Company.

Name                       Age         Position(s) with Company
---------------------      ----       --------------------------------------
Thomas E. Glasgow          48         Chairman
Jerry M.  Washburn         57         CEO
Ford L. Williams           47         Director, Treasurer and Secretary
Maurice E. Mallette        65         Director, President of Subsidiary
Norman E. Clarke           47         Director
Donald C. Gause            42         Director
William B. Meger           55         Director

         All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. The officers and directors will devote such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and/or directors of the Company.

         In November 1995, Micor, signed a promissory note in favor of William Meger, a current Director of the Company, in the principal amount of $40,000, which note bore interest a rate of six percent (6%) per annum. The note had a term of five (5) years, for which interest was payable monthly and the principal was payable as a balloon payment at the end of the term. In April 2000, the Company issued 60,000 shares of its Common Stock to William Meger as full and final payment of such note. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part I,
Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In the first quarter of 1997, the board of directors of PF decided to sell and spin off its wholly owned subsidiary, Micor. The board offered Micor to the then current management team of Micor. In July 1997, Jerry Washburn, Micor and four (4) others signed a promissory note in favor of PF in the principal amount of $285,000. The term of the note was through April 15, 2003. In March 2000, the Company and the Investors purchased the note, which had $285,000 in principal outstanding and an additional $36,972 of interest outstanding, from PF for $150,000 in cash provided by the Investors and 175,000 shares of the Company's Common Stock issued by the Company. The Investors had the option to convert the note to shares of the Company's Common Stock in their sole discretion. They exercised such option, converting the full amount of the note (principal and interest) to 643,944 shares of the Common Stock of the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted

Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 44-1844(6) of the Arizona Code, Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 14-4-126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code. See Part I,
Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In May 1999, the Company entered into a Stock Purchase Agreement with Blackwater wherein Blackwater agreed to purchase 2,905,828 shares of the Company's Common Stock for a total of $750,000. Payments were to be made: A) $105,000 at closing; B) in five (5) monthly installments of $105,000 beginning July 1, 1999 and the first of each month thereafter; and C) a final installment of $120,000. Although Blackwater missed each payment deadline, the entire $750,000 has now been funded, including $250,000 which Blackwater assigned to a third party investor. To date, only 968,609 shares have been issued to the third party assignee. No shares have yet been issued to Blackwater. Norman Clarke, a current Director of the Company, is a beneficial owner of Blackwater. Blackwater's shares carry certain registration rights. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In September 1999, the Company entered into a share exchange agreement with the shareholders of CC, whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly- owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares  are  subject to a two (2) year  "lock-up"  provision  and the  remaining
762,500  shares are not  contractually  restricted  (but are  restricted by Rule
144). 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. In June 2000, the Company entered into a letter agreement with Maurice Mallette, Judith Mallette and Pasquale Rizzi to escrow 723,612 shares of the Common Stock of the Company issued in connection with the acquisition of Cartridge Care, Inc. in September 1999. The escrowed shares will be held pending an investigation by OneSource into the books and records of Cartridge Care. Whereas, all shares have now been issued and none are contingently issuable shares, it is contemplated that some shares may be cancelled and returned to the authorized but unissued capital stock of OneSource should the valuation of Cartridge Care conducted at the time of acquisition by OneSource found to be overstated. For such offering the

Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In April 2000, the Company issued 97,374 shares of its Common Stock to eighteen (18) current or former employees to compensate them for past salary reductions or in lieu of past salary increases for their services as employees during periods since 1997. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 11-51-308(1)(p) of the Colorado Code, Section 90.532 of the Nevada Code, Section 58-13B-24(R) of the New Mexico Code and Section 61-1-15.5(2)&R164-15-2 of the Utah Code. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 2000, the Company issued 10,000 shares of its Common Stock to one (1) individual in exchange for a client list of computer service customers, the remainder of the previously contracted for but unissued shares (943,750) in connection with the CC acquisition, 13,166 shares to one (1) past employee for out-of-pocket expenses, 90,000 shares to one (1) investor for $30,000, 8,319 shares to one (1) individual for past accounting services rendered, 40,000 shares to one (1) individual who is an active employee as a signing bonus, 58,333 shares to Maurice Mallette, the Company's current Interim Vice President, President of CC and a Director in exchange for $17,500 and 75,000 shares to one
(1) individual for his services as a headhunter who brought potential employees to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 90.532 of the Nevada Code and Section 211(b) of the Pennsylvania Code. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In August 2000, Steven Green, a Director of the Company resigned. Mr. Green did not resign because of a disagreement with the registrant on any matter relating to the registrant's operations, policies or practices. Mr. Green did not furnish the registrant with a letter describing any disagreement, nor did he request that any matter be disclosed. Mr. Green resigned on August 18, 2000. The registrant believes it has disclosed all pertinent information and the filing of a Current Report on Form 8-K as instructed by Item 6 is not required. See Part I, Item 6. "Executive Compensation"; and Part I, Item 7. "Certain Relationships and Related Transactions."

         In November 2000, the Company issued 200,000 shares of its Common Stock to Ford Williams, the Company's current Secretary, Treasurer and a Director, for services rendered to the Company. For such offering, the Company relied upon
Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See
Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In January 2001, at a meeting of the Board of Directors, the Directors elected to fill a vacancy to the Board of Directors with Thomas E. Glasgow. Subsequently, Jerry Washburn resigned his position as Chairman of the Board, but retained his positions as President, Chief Executive Officer and as a Director. Thomas Glasgow was then elected to serve as Chairman of the Board until the next annual meeting of the shareholders. See Part I, Item 6. "Executive
Compensation"; and Part I, Item 7. "Certain Relationships and Related Transactions."

Family Relationships

         There are no family relationships between or among the executive officers and directors of the Company.

Business Experience



         Thomas E. Glasgow, age 49, currently serves as Chairman to the Company. He has served in this capacity since January 2001. Previously he served as President and Chief Executive Officer of Integrated Trade Systems since January of 1990. In May 1993, Mr. Glasgow received a Bachelor of Arts in Criminology from the University of Illinois. In December 1976, Mr. Glasgow received a Masters in Business Administration from the J L Kellogg School of Management at Northwestern University.

         Jerry Washburn, age 56, has over thirty (30) years of financial and administrative experience in a variety of business situations. Jerry, a CPA, spent ten (10) years with Arthur Andersen & Co., LLC where among other things he managed two (2) of that firm's Fortune 200 audit clients. Following Andersen, Mr. Washburn served as President of Total Information Systems, Inc., ("TIS") for eight (8) years, during which time he successfully guided this vertical market computer software company from its inception and startup through eventual sale in 1989. At the time of its sale TIS had over three hundred (300) customer installations in forty-one (41) states and five (5) provinces. Prior to joining the Company, he worked for a number of closely held business owners as an advisor on a variety of financial and operational matters. Mr. Washburn has a BS degree in Accounting from Brigham Young University.

         Ford L. Williams, age 47, serves as OneSource's Controller, Secretary/Treasurer and a Director. Mr. Williams has twenty-three (23) years of progressively challenging experience in a variety of senior financial positions. He was Corporate Controller for First Interstate Bank's (now Wells Fargo Bank) Arizona operations. Other noteworthy positions include deputy CFO for a $660 million business bank, international finance controller for Security Pacific Corporation and division auditor with RCA. Mr. Williams holds a BA in Economics from the University of California at Santa Barbara and a Masters in Business
Administration from University of Southern California with an emphasis in financial administration.

         Maurice Mallette, age 64, has over thirty years (30) of administration and operational experience. Maurice, and engineer spent thirty (30) years with Avon Products Inc. where, among other things, he was responsible for the company's Asian, Latin American and European operations. Maurice has a BS degree in Engineering from the University of Montreal.

         Norman Clarke, age 47, has a diversified background in finance, sales and marketing, specializing in technology companies. Clarke has over twenty years (20) experience in turnaround, venture capital fund-raising and pre IPO situations. Mr. Clarke has held management positions with MCI Corporation, AT&T Corporation, ICOT Corporation and Phoenix based Three-Five Systems, Inc. While at Three-Five Systems Clarke was a key management team member that initiated the company's rapid growth and initial public offering. Clarke has a BA degree from Michigan State University and an MBA from Wayne State University.

         Donald Gause, age 41, has over fourteen years (14) of experience, seven
(7) years of which were with Clifton, Gunderson & Co., a regional CPA firm. Don also spent three (3) years as Controller of Blockbuster Video's largest Arizona Franchisee prior to its sale to Blockbuster Corporate. Prior to joining OneSource in the summer of 1998, Don spent three (3) years as Managing Director of a multi-location franchisee of Blimpie Subs & Salads. Gause has a BS degree in Accounting from Arizona State University.

         William Meger, age 53, has over twenty-seven (27) years of experience in the electronics and equipment service industry gained through several positions with a number of business equipment manufacturers prior to founding OneSource in 1984. In addition to assisting with new business development in the banking and retail industries, Meger provides a valuable wealth of knowledge and experience in all facets of the equipment service industry. He is also well known and respected in the banking industry and has a significant network of contacts in that industry.

Item 6.                    Executive Compensation

The following sets forth the compensation paid to the Company's executive officers.

                                                                           Long-term Compensation
                                              Annual Compensation             Awards           Payouts     Other
                                                                      Restricted   Number of              All Other
                                  Fiscal                                 Stock    Securities/   LTIP       Compen-
          Name & Position          Year      Salary   Bonus    Other     Awards       SARs     Payments     sation
Thomas E.  Glasgow,                2000      $0.00    $ 0.00     $0.00    $0.00     $0.00        $0.00      $0.00
Chairman

Jerry M. Washburn,                 2000    $93,776    $ 0.00     $0.00    $0.00      None        $0.00      $0.00
   CEO & President                 1999    $51,000    $ 0.00     $0.00  $60,000   200,000        $0.00      $0.00
                                   1998    $25,457    $ 0.00     $0.00    $0.00      None        $0.00      $0.00

Donald C. Gause,                   2000    $24,921    $ 0.00     $0.00    $0.00      None        $0.00      $0.00
Director (former Secretary         1999    $46,200    $ 0.00     $0.00  $75,000   250,000        $0.00      $0.00
and Treasurer)                     1998    $12,250    $ 0.00     $0.00    $0.00      None        $0.00      $0.00

William B. Meger,                  2000     $5,308    $ 0.00     $0.00    $0.00      None        $0.00      $0.00
Director  and salesperson         1999    $24,792    $ 0.00     $0.00    $0.00      None        $0.00      $0.00
                                   1998     $5,833    $ 0.00    $3,933    $0.00      None        $0.00      $0.00

Maurice E. Mallette                2000    $47,917    $ 0.00     $0.00    $0.00      None        $0.00      $0.00
                                   1999    $37,500    $ 0.00     $0.00    $0.00      None        $0.00      $0.00

(1) All other compensation includes certain health and life insurance benefits paid by the Company on behalf of its employee.

(2)  Mr. Gause started with the Company in June 1998.

(3) During 1998, Mr. Washburn and Mr. Washburn were not paid regular salaries but took draws in lieu thereof as cash flows permitted. The amounts shown as "salaries" represent the total of each officer's draws for 1998.

(4) In addition to his Director position, Meger was employed by the Company as a sales person in 1998 and 1999. Meger's "other compensation" consisted of sales commissions paid for services rendered.

(5) Mallette is President of the Company's wholly owned subsidiary, Cartridge Care, Inc. and a Director of the Company.

(6) Webb started with the Company in mid 1998 and was an officer and director in 1998 and part of 1999 but as of December 31, 1999, he was a commission sales person only. Webb's "other" compensations consisted of sales commissions paid in 1998 and 1999 for services.

(7) None of the Directors are compensated for their Director activities on behalf of the Company.

(8) In November 1995, Micor, signed a promissory note in favor of William Meger, a current Director of the Company, in the principal amount of $40,000, which note bore interest a rate of six percent (6%) per annum. The note had a term of five (5) years, for which interest was payable monthly and the principal was payable as a balloon payment at the end of the term. In April 2000, the Company issued 60,000 shares of its Common Stock to William Meger as full and final payment of such note. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related
     Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(9) In the first quarter of 1997, the board of directors of PF decided to sell and spin off its wholly owned subsidiary, Micor. The board offered Micor to the then current management team of Micor. In July 1997, Jerry Washburn, Micor and four (4) others signed a promissory note in favor of PF in the principal amount of $285,000. The term of the note was through April 15, 2003. In March 2000, the Company and the Investors purchased the note, which had $285,000 in principal outstanding and an additional $36,972 of interest outstanding, from PF for $150,000 in cash provided by the Investors and 175,000 shares of the Company's Common Stock issued by the Company. The Investors had the option to convert the note to shares of the Company's Common Stock in their sole discretion. They exercised such option, converting the full amount of the note (principal and interest) to 643,944 shares of the Common Stock of the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(10) In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506,
     Section 44-1844(6) of the Arizona Code, Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code. See Part I, Item 7. "Certain Relationships and Related
     Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(11) In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 14-4-126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code. See
     Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(12) In September 1999, the Company entered into a share exchange agreement with the shareholders of CC, whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly-owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are subject to a two (2) year "lock-up" provision and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. In June 2000, the Company entered into a letter agreement with Maurice Mallette, Judith Mallette and Pasquale Rizzi to escrow 723,612 shares of the Common Stock of the Company issued in connection with the acquisition of Cartridge Care, Inc. in September 1999. The escrowed shares will be held pending an investigation by OneSource into the books and records of Cartridge Care. Whereas, all shares have now been issued and none are contingently issuable shares, it is contemplated that some shares may be cancelled and returned to the authorized but unissued capital stock of OneSource should the valuation of Cartridge Care conducted at the time of acquisition by OneSource found to be overstated. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part I,
     Item 7. "Certain Relationships and Related Transactions"; and Part II, Item
     4. "Recent Sales of Unregistered Securities."

(13) In April 2000, the Company issued 97,374 shares of its Common Stock to eighteen (18) current or former employees to compensate them for past salary reductions or in lieu of past salary increases for their services as employees during periods since 1997. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section
     11-51-308(1)(p)  of the Colorado  Code,  Section 90.532 of the Nevada Code,
     Section 58-13B-24(R) of the New Mexico Code and Section 61-1-15.5(2)&R164-15-2 of the Utah Code. Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(14) In July 2000,  the Company  issued 10,000 shares of its Common Stock to one
     (1) individual in exchange for a client list of computer service customers, the remainder of the previously contracted for but unissued shares (943,750) in connection with the CC acquisition, 13,166 shares to one (1) past employee for out-of-pocket expenses, 90,000 shares to one (1) investor for $30,000, 8,319 shares to one (1) individual for past accounting services rendered, 40,000 shares to one (1) individual who is an active employee as a signing bonus, 58,333 shares to Maurice Mallette, the Company's current Interim Vice President, President of CC and a Director in exchange for $17,500 and 75,000 shares to one (1) individual for his services as a headhunter who brought potential employees to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 90.532 of the Nevada Code and Section 211(b) of the Pennsylvania Code. See Part I,
     Item 7. "Certain Relationships and Related Transactions"; and Part II, Item
     4. "Recent Sales of Unregistered Securities."

(15) In August 2000, Steven Green, a Director of the Company resigned. Mr. Green did not resign because of a disagreement with the registrant on any matter relating to the registrant's operations, policies or practices. Mr. Green did not furnish the registrant with a letter describing any disagreement, nor did he request that any matter be disclosed. Mr. Green resigned on August 18, 2000. The registrant believes it has disclosed all pertinent information and the filing of a Current Report on Form 8-K as instructed by
     Item 6 is not required. See Part I, Item 7. "Certain Relationships and Related Transactions."

(16) In January 2001, at a meeting of the Board of Directors, the Directors elected to fill a vacancy to the Board of Directors with Thomas E. Glasgow. Subsequently, Jerry Washburn resigned his position as Chairman of the Board, but retained his positions as President, Chief Executive Officer and as a Director. Thomas Glasgow was then elected to serve as Chairman of the Board until the next annual meeting of the shareholders. See Part I, Item
     7. "Certain Relationships and Related Transactions."

(17) In May 1999, the Company entered into a Stock Purchase Agreement with Blackwater wherein Blackwater agreed to purchase 2,905,828 shares of the Company's Common Stock for a total of $750,000. Payments were to be made:
     A) $105,000 at closing; B) in five (5) monthly installments of $105,000 beginning July 1, 1999 and the first of each month thereafter; and C) a final installment of $120,000. Although Blackwater missed each payment deadline, the entire $750,000 has now been funded, including $250,000 which Blackwater assigned to a third party investor. To date, only 968,609 shares have been issued to the third party assignee. No shares have yet been issued to Blackwater. Norman Clarke, a current Director of the Company, is a beneficial owner of Blackwater. Blackwater's shares carry certain registration rights. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See
     Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(18) In November 2000, the Company issued 200,000 shares of its Common Stock to Ford Williams, the Company's current Secretary, Treasurer and a Director, for services rendered to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         The following table sets forth the officers and Directors that were granted stock options in 1999 for share of the Company's Common Stock:


                                                Option/SAR Grants in 1999
                                                    Individual Grants

                                              % of Total Options/SARs
                      Number of Securities    Granted to Employees in    Exercise or Base
    Name & Position   Options/SARs Granted         Fiscal Year            Price per share     Expiration Date)
-------------------   --------------------    -----------------------    ----------------     ----------------
Jerry M. Washburn,           200,000                   28.6%                   $0.55           15 October 2002

John L. Day                  250,000                   35.7%                   $0.55           15 October 2002
(former off/dir)
Donald C. Gause,             250,000                   35.7%                   $0.55           15 October 2002

Employee Contracts and Agreements

         The Company has not entered into Employee Agreements with its officers and directors, but intends to enter into formal contracts with each of them in the near future.

Key Man Life Insurance

         The  Company   intends  to  apply  for  Key  Man  Life   Insurance  and
Officer/Director Insurance upon becoming a reporting company under the 1934 Act.

Employee and Consultants Stock Option Plans

         There is currently no employee nor consultant stock option plan in place, although the Company plans to submit such a plan or plans to the shareholders in the future.

Compensation of Directors

         The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.

Item 7. Certain Relationships and Related Transactions

         In November 1995, Micor, signed a promissory note in favor of William Meger, a current Director of the Company, in the principal amount of $40,000, which note bore interest a rate of six percent (6%) per annum. The note had a term of five (5) years, for which interest was payable monthly and the principal was payable as a balloon payment at the end of the term. In April 2000, the Company issued 60,000 shares of its Common Stock to William Meger as full and final payment of such note. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In the first quarter of 1997, the board of directors of PF decided to sell and spin off its wholly owned subsidiary, Micor. The board offered Micor to the then current management team of Micor. In July 1997, Jerry Washburn, Micor and four (4) others signed a promissory note in favor of PF in the principal amount of $285,000. The term of the note was through April 15, 2003. In March 2000, the Company and the Investors purchased the note, which had $285,000 in principal outstanding and an additional $36,972 of interest outstanding, from PF for $150,000 in cash provided by the Investors and 175,000 shares of the Company's Common Stock issued by the Company. The Investors had the option to convert the note to shares of the Company's Common Stock in their sole discretion. They exercised such option, converting the full amount of the note (principal and interest) to 643,944 shares of the Common Stock of the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 44-1844(6) of the Arizona Code,
Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 14-4-126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

         In April 1999, the Company entered into a share exchange agreement with the shareholders of NE, whereby the Company exchanged 727,946 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of NE such that NE became a wholly-owned subsidiary of the Company. The shares in connection with such exchange were not issued until December 1999. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part II, Item 4. "Recent Sales of Unregistered Securities".

         Contemporaneously with execution of the share exchange with NE, the Company signed a redemption agreement which effectively allowed either party to the transaction to rescind the transaction without penalty at any time on or before July 1, 1999. Neither party elected to redeem and the redemption agreement has since expired. Additionally, at the time of the NE share exchange, the Company entered into an employment agreement with Ahlawyss Fulton, which has since expired.

         In May 1999, the Company entered into a Stock Purchase Agreement with Blackwater wherein Blackwater agreed to purchase 2,905,828 shares of the Company's Common Stock for a total of $750,000. Payments were to be made: A) $105,000 at closing; B) in five (5) monthly installments of $105,000 beginning July 1, 1999 and the first of each month thereafter; and C) a final installment of $120,000. Although Blackwater missed each payment deadline, the entire $750,000 has now been funded, including $250,000 which Blackwater assigned to a third party investor. To date, only 968,609 shares have been issued to the third party assignee. No shares have yet been issued to Blackwater. Norman Clarke, a current Director of the Company, is a beneficial owner of

Blackwater. Blackwater's shares carry certain registration rights. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In September 1999, the Company entered into a share exchange agreement with the shareholders of CC, whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly-owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are subject to a two (2) year "lock-up" provision and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. In June 2000, the Company entered into a letter agreement with Maurice Mallette, Judith Mallette and Pasquale Rizzi to escrow 723,612 shares of the Common Stock of the Company issued in connection with the acquisition of Cartridge Care, Inc. in September 1999. The escrowed shares will be held pending an investigation by OneSource into the books and records of Cartridge Care. Whereas, all shares have now been issued and none are contingently issuable shares, it is contemplated that some shares may be cancelled and returned to the authorized but unissued capital stock of OneSource should the valuation of Cartridge Care conducted at the time of acquisition by OneSource found to be overstated. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In April 2000, the Company issued 305,000 shares of its Common Stock to four (4) employees as signing bonuses to attract them to the Company. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code and Section 11-51-308(1)(p) of the Colorado Code. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

         In April 2000, the Company issued 97,374 shares of its Common Stock to eighteen (18) current or former employees to compensate them for past salary reductions or in lieu of past salary increases for their services as employees during periods since 1997. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 11-51-308(1)(p) of the Colorado Code, Section 90.532 of the Nevada Code, Section 58-13B-24(R) of the New Mexico Code and Section 61-1-15.5(2)&R164-15-2 of the Utah Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company granted XAI an option to purchase two million (2,000,000) shares of the Common Stock of the "freely tradeable shares" of the Company at a price of $0.50 per share. The option is for a period of one (1) year unless XAI introduces or arranges for an acceptable "secondary offering" approved by the Company, and in which case the term of the option is extended until June 1, 2003. The option has since been terminated by mutual agreement of the parties. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company entered into a agreement wherein the Company agreed to pay a finder's fee to XAI for any debt or equity investment, acquisition, consolidation, merger or purchase of assets between the Company and any contact of XAI brought to the Company's attention by XAI, which was consummated within a period of twenty-four (24) months thereafter. The finder's fee is as follows: a) five percent (5%) of the first million dollars
($1,000,000)  raised;  b)  four  percent  (4%)  of the  second  million  dollars
($1,000,000)  raised;  c)  three  percent  (3%)  of the  third  million  dollars
($1,000,000)  raised;  d)  two  percent  (2%)  of  the  fourth  million  dollars
($1,000,000) raised; and one percent (1%) of the all additional monies raised. In the event fees are due XAI by the Company, the Company and XAI may mutually agree to accept and pay the fee in shares of the Company's stock priced at eighty percent (80%) of the most recent bid price. This agreement was terminated in November 2000 by mutual agreement of the parties. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company entered into a consulting agreement with XAI to provide consultation and advisory services relating to business management and marketing in exchange for issuance of 100,000 shares of the Company's stock each to Edward Meyer, Jr. and Edward T. Whelan. The contract is for a period of one (1) year. The consulting agreement has been terminated by mutual agreement of the parties. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

         In June 2000,  the Company  borrowed  $50,000 from GHI. The term of the note is for a period of one (1) year or upon subsequent financing by XAI. The note bears interest at a rate of prime plus three percent (prime+3%) per annum. Additionally, the Company granted GHI warrants to purchase 166,666 shares of the Company's Common Stock at a price of $0.30 per share. The warrants have no expiration date. In November 2000, the Company repaid the $50,000 owed to GHI in advance of its due date, in exchange for a general release with regard to the note and warrants, the finder's fee agreement, the consulting service contract, the option agreement and all other agreements between the Company and both XAI and GHI. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 11.602 of the Maryland Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 2000, the Company issued 10,000 shares of its Common Stock to one (1) individual in exchange for a client list of computer service customers, the remainder of the previously contracted for but unissued shares (943,750) in connection with the CC acquisition, 13,166 shares to one (1) past employee for out-of-pocket expenses, 90,000 shares to one (1) investor for $30,000, 8,319 shares to one (1) individual for past accounting services rendered, 40,000 shares to one (1) individual who is an active employee as a signing bonus, 58,333 shares to Maurice Mallette, the Company's current Interim Vice President, President of CC and a Director in exchange for $17,500 and 75,000 shares to one
(1) individual for his services as a headhunter who brought potential employees to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section

90.532 of the Nevada Code and Section 211(b) of the Pennsylvania Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In August 2000, Steven Green, a Director of the Company resigned. Mr. Green did not resign because of a disagreement with the registrant on any matter relating to the registrant's operations, policies or practices. Mr. Green did not furnish the registrant with a letter describing any disagreement, nor did he request that any matter be disclosed. Mr. Green resigned on August 18, 2000. The registrant believes it has disclosed all pertinent information and the filing of a Current Report on Form 8-K as instructed by Item 6 is not required.

         In August 2000, the Company executed a Promissory Note in favor of Barry Zemel in the principal amount of $50,000. The note bears interest at a rate of twelve percent (12%) per annum and matures March 1, 2001. In connection with the loan, the Company issued 350,000 shares of its Common Stock to Mr. Zemel. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-126 of the Arizona Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In November 2000, the Company issued 206,500 shares of its restricted Common Stock to four (4) persons. Two (2) of the persons receiving a total of 200,000 shares, were given the shares as a hiring bonus. The other two (2) persons receiving a total of 6,500 shares, were given the shares in lieu of salary. For such offering the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In November 2000, the Company issued 200,000 shares of its Common Stock to Ford Williams, the Company's current Secretary, Treasurer and a Director, for services rendered to the Company. For such offering, the Company relied upon
Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See
Part II, Item 4. "Recent Sales of Unregistered Securities."

         In January 2001, at a meeting of the Board of Directors, the Directors elected to fill a vacancy to the Board of Directors with Thomas E. Glasgow. Subsequently, Jerry Washburn resigned his position as Chairman of the Board, but retained his positions as President, Chief Executive Officer and as a Director. Thomas Glasgow was then elected to serve as Chairman of the Board until the next annual meeting of the shareholders.

Item 8.  Description of Securities

Description of Capital Stock

         The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, $0.001 par value per share and 1,000,000 shares of Preferred Stock, $0.001 par value per share. As of January 23, 2001, the Company had 19,951,500 shares of its Common Stock outstanding and none of its Preferred Stock outstanding.

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Description of Common Stock

         All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the Preferred Stock. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable.

Dividend Policy

         Holders of shares of Common Stock are entitled to share pro rata in dividends and distribution with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefore, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred Stock, if any, have been met. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

Description of Preferred Stock

         Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights.

Transfer Agent and Registrar

         The Transfer Agent and Registrar for the Company's Common Stock is Interwest Transfer Co., Inc. which is located at 1981 East Murray Holliday Road, Suite 100, Salt Lake City, Utah 84117, telephone (801) 272-9294 and facsimile
(801) 277-3147. There is no transfer agent for shares of the Company's preferred stock.



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                                    PART II.

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

a)       Market Information.

         The Company's Common Stock is presently quoted on the National Quotation Bureau's "Pink Sheets", but it intends to apply to have its Common Stock quoted on the Over the Counter Bulletin Board. There can be no assurance that such application will be accepted.

         The Common Stock of the Company currently is quoted under the symbol "OSTK" and has been since May 1999. The high, low and average bid information for each quarter since May 1999 to the present are as follows:

Quarter                    High Bid         Low Bid           Average Bid

Second Quarter 1999          .63              .25               .44
Third Quarter 1999           .88              .38               .63
Fourth Quarter 1999          .69              .16               .42
First Quarter 2000          1.88              .25              1.06
Second Quarter 2000          .67              .20               .44
Third Quarter 2000           .59              .11               .33
Fourth Quarter 2000          .95              .06               .51
First Quarter 2001           .63              .06               .35

         Please note that over-the-counter market quotations have been provided herein. The quotations reflect inter-dealer prices, without retail markup, mark-down or commission and may not represent actual transactions.

(b)      Holders.

         As of January 23, 2001, the Company had 184 shareholders of record of its 19,951,500 outstanding shares of Common Stock, 13,224,681 of which are restricted Rule 144 shares and 6,726,819 of which are free-trading. Of the Rule 144 shares, 7,629,037 shares have been held by affiliates of the Company for more than one (1) year.

(c)      Dividends.

         The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.



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Item 2. Legal Proceedings

         No legal proceedings have been initiated either by or against the Company to date.

Item 3. Changes in and Disagreements with Accountants

         None.

Item 4. Recent Sales of Unregistered Securities

         The Company relied upon Section 4(2) of the Act and Rule 506 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering, (ii) there were no more than 35 investors (excluding "accredited investors"), (iii) each investor who was not an accredited investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description, (iv) the offers and sales were made in compliance with Rules 501 and 502, (v) the securities were subject to Rule 144 limitation on resale and (vi) each of the parties is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of the due diligence conducted by the purchaser or available to the purchaser prior to the transaction.

         The Company relied upon Section 3(b) of the Act and Rule 504 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based on the following: (i) the aggregate offering price of the offering of the shares of Common Stock and warrants did not exceed $1,000,000, less the aggregate offering price for all securities sold with the twelve months before the start of and during the offering of shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Act of 1934, as amended,
(b) and "investment company" within the meaning of the Investment Company Act of 1940, as amended, or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies or other entity or person.

         The Company relied upon Florida Code Section 517.061(11) for several transactions. In each instance, such reliance is based on the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of the Company or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that

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



he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under Section 517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In the regard, the Company supplied such information and was available for such questioning (the "Florida Exemption").

         The Company relied upon Geogia Code Section 10-5-9(13) for several transactions. In each instance such reliance is based on the following: (i) the number of Georgia purchasers did not exceed fifteen (15); (ii) the securities were  not  offered  for  sale  by  means  of  any  form  of  general  or  public
solicitations   or   advertisements;   (iii)  a  legend  was  placed   upon  the
certificates; and (iv) each purchaser represented that he purchased for investment. (the "Georgia Exemption").

         The Company relied upon Nevada Code Section 90.530(11) for several transactions. In each instance, such reliance is based on the following: the following transactions are exempt from NRS 90.460 and 90.560, except as otherwise provided in this subsection, a transaction pursuant to an offer to sell securities of an issuer if: (a) the transaction is part of an issue in which there are no more than 25 purchasers in this state, other than those designated in subsection 10, during any 12 consecutive months; (b) no general solicitation or general advertising is used in connection with the offer to sell or sale of the securities; (c) no commission or other similar compensation is paid or given, directly or indirectly, to a person, other than a broker-dealer licensed or not required to be licensed under this chapter, for soliciting a prospective purchaser in this state; and (d) one of the following conditions is satisfied: (1) the seller reasonably believes that all the purchasers in this state, other than those designated in subsection 10, are purchasing for investment; or (2) immediately before and immediately after the transaction, the issuer reasonably believes that the securities of the issuer are held by 50 or fewer beneficial owners, other than those designated in subsection 10, and the transaction is part of an aggregate offering that does not exceed $500,000 during any 12 consecutive months. The administrator may by rule or order as to a security or transaction or a type of security or transaction, may withdraw or further condition the exemption set forth in this subsection or waive one or more of the conditions of the exemption. (the "Nevada Exemption").

         In November 1995, Micor, signed a promissory note in favor of William Meger, a current Director of the Company, in the principal amount of $40,000, which note bore interest a rate of six percent (6%) per annum. The note had a term of five (5) years, for which interest was payable monthly and the principal was payable as a balloon payment at the end of the term. In April 2000, the Company issued 60,000 shares of its Common Stock to William Meger as full and final payment of such note. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code.

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



         The facts upon which the Company relied upon for purposes of Section 14-4-140 of the Arizona Code are: (i) offers by the issuer were made only by the Company's employees, officers and directors who were not retained for the primary purpose of making offers; (ii) the sale of securities did not exceed $1,000,000; (iii) the Company was not a development stage company with no specific business plan or a development stage company that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; (iv) offers specified that they would be made only to accredited investors and sales were made only to accredited investors; (v) a legend was placed on all offering documents; and
(vi) the issuer, any of its predecessors, affiliates, directors, officers, beneficial owners of ten percent (10%) or more of any class of its equity securities did not fall within the disqualification provisions.

         Beginning in September 1996 and prior to its acquisition of Micor, the Company sold 1,500,000 shares of its Common Stock to one hundred three (103) investors for $15,000. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, the Florida Exemption, the Georgia Exemption, Section 4[5/4](G) of the Illinois Code, the Nevada Exemption, Section 59.035(12) of the Oregon Code, Section 35-1-320(9) of the South Carolina Code, Section 48-2-103(b)(4) of the Tennessee Code and Section 5[581-5]I(c) of the Texas Code.

         The facts upon which the Company relied in Oregon are as follows: (A) The transaction resulted in not more than ten (10) purchasers in Oregon of securities of the Company during any twelve (12) consecutive months; (B) No commission or other remuneration was paid or given directly or indirectly in connection with the offer or sale of the securities; (C) No public advertising or general solicitation was used in connection with the offer or sale of the securities; (D) At the time of the transaction, the Company did not have under the Oregon Securities Law, an application for registration or an effective registration of securities which were part of the same offering.

         The facts upon which the Company relied in South Carolina are as follows: (A) The transaction was pursuant to an offer directed by the Company to not more than twenty-five persons in South Carolina during any period of twelve consecutive months; (B) The Company reasonably believed that all the buyers in South Carolina purchased for investment; and (C) No commission or other remuneration was paid or given directly or indirectly for soliciting any prospective buyer in South Carolina. The Company failed to file with the state securities bureau as mandated by the state statute.

         The facts upon which the Company  relied in  Tennessee  are as follows:
(A) The aggregate number of persons in Tennessee purchasing the securities from the Company and all affiliates of the Company pursuant to this exemption during the twelve month period ending on the date of such sale did not exceed fifteen
(15) persons, exclusive of persons who acquired the securities in transactions which were not subject to this exemption or which were otherwise exempt from registration under the provisions of this exemption or which have been registered pursuant to Sec. 48-2-105 or Sec. 48- 2-106. (B) The securities were not offered for sale by means of publicly disseminated advertisements or sales literature; and (C) All purchasers in Tennessee purchased such securities with the intent of holding such securities for investment for their own accounts and without the intent of participating directly or indirectly in a distribution of such securities.

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



         The facts upon which the Company relied in Texas are as follows: The sale during the period of twelve (12) months ending with the date of the sale in question was to not more than fifteen (15) persons and such persons purchased such securities for their own account and not for distribution.

         In the first quarter of 1997, the board of directors of PF decided to sell and spin off its wholly owned subsidiary, Micor. The board offered Micor to the then current management team of Micor. In July 1997, Jerry Washburn, Micor and four (4) others signed a promissory note in favor of PF in the principal amount of $285,000. The term of the note was through April 15, 2003. In March 2000, the Company and the Investors purchased the note, which had $285,000 in principal outstanding and an additional $36,972 of interest outstanding, from PF for $150,000 in cash provided by the Investors and 175,000 shares of the Company's Common Stock issued by the Company. The Investors had the option to convert the note to shares of the Company's Common Stock in their sole discretion. They exercised such option, converting the full amount of the note (principal and interest) to 643,944 shares of the Common Stock of the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code.

         The facts upon which the Company relied upon for purposes of Section 14-4-140 of the Arizona Code are: (i) offers by the issuer were made only by the Company's employees, officers and directors who were not retained for the primary purpose of making offers; (ii) the sale of securities did not exceed $1,000,000; (iii) the Company was not a development stage company with no specific business plan or a development stage company that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; (iv) offers specified that they would be made only to accredited investors and sales were made only to accredited investors; (v) a legend was placed on all offering documents; and
(vi) the issuer, any of its predecessors, affiliates, directors, officers, beneficial owners of ten percent (10%) or more of any class of its equity securities did not fall within the disqualification provisions.

         In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 44-1844(6) of the Arizona Code,
Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code.

         The facts upon which the Company relied in Arizona are: The transaction was incident to a statutorily or judicially approved reorganization, merger, triangular merger, consolidation, or sale of assets, incident to a vote by securities holders pursuant to the articles of incorporation, the applicable corporate statute or other controlling statute, a partnership agreement or the controlling agreement among securities holders.


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         The facts upon which the  Company  relied in  California  are:  (A) The transaction was an exchange incident to a merger, or sale of assets in consideration of the issuance of securities of another issuer; (B) Less than twenty-five percent (25%) of the outstanding securities of any class, any holders of which received securities in the exchange, were held by persons who had addresses in California, according to the records of Micor; (C) The transaction was not a rollup transaction as defined by Section 25014.6, nor was it a transaction excluded from the definition of rollup transaction by virtue of paragraph (5) or (6) of subdivision (b) of Section 25014.6.

         The facts upon which the Company relied in Nevada are: (A) The transaction involved the distribution of the securities of an issuer to the security holders of another person in connection with a merger, consolidation, exchange of securities, sale of assets or other reorganization to which the issuer and the other person were parties; and (B) The securities distributed were not required to be registered under the Securities Act of 1933, 15 U.S.C. sections 77a et seq. The Company did not file notice, a copy of the materials by which approval of the transaction was solicited or a fee with the Nevada administrator as required by the statute.

         The facts upon which the Company relied in Utah are: (A) The transaction involved a merger, consolidation, reorganization, recapitalization, reclassification, or sale of assets; and (B) The consideration for which, in whole or in part, was the issuance of securities of a person or persons; and (C) The transaction was incident to a vote of the securities holders of each person involved or by written consent or resolution of some or all of the securities holders of each person involved; and (D) The vote, consent, or resolution was given under a provision in: (a) the applicable corporate statute or other controlling statute; (b) the controlling articles of incorporation, trust indenture, deed of trust, or partnership agreement; (c) the controlling agreement among securities holders; and (E) All persons involved in the transaction were exempt from filing under Section 12(g)(1) of the Securities Exchange Act of 1934. The persons did not, however, file with the division any proxy or informational material, nor did it distribute such materials to the securities holders entitled to vote in the transaction as mandated by the statute.

         In February and March 1998, the Company sold 14,400 shares of its Common Stock pursuant to an Offering Memorandum dated September 17, 1997 to six
(6) investors for a total of $7,200. For such offering,  the Company relied upon
Section 3(b) of the Act, Rule 504, the Florida Exemption, Section 502.203(9) of the Iowa Code, Section 80A.15 Subd.2(a)(1) of the Minnesota Code, Section 48-2-103(b)(4) of the Tennessee Code, Section 5[581-5]I(c) of the Texas Code and
Section 551.23(11) of the Wisconsin Code.

         The facts upon which the Company relied in Iowa are: (1) Sales were made to less than thirty-five (35) purchasers in Iowa, exclusive of purchasers by bona fide institutional investors for their own account for investment in a period of twelve (12) consecutive months; (2) The issue was not an issue of: (a) fractional undivided interests in oil, gas, or other mineral leases, rights, or royalties or (b) interests in a partnership organized under the laws of or having its principal place of business in a foreign jurisdiction; (3) The issuer reasonably believed that all buyers in Iowa purchased for investment; (4) Commission or other remuneration was not paid or given, directly or indirectly, for the sale, except as was permitted by the administrator by rule; and (4) The issuer or

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



a person acting on behalf of the issuer did not offer or sell the securities by any form of general solicitation or advertising.

         The facts upon which the Company relied in Minnesota are: (1) No more than ten (10) sales were made pursuant to this exemption, exclusive of sales pursuant to 80A.15 Subd.2(a)(2) during any period of twelve (12) consecutive months except sales registered under the Act or sales exempted by 3(b) of the Act; (2) The seller reasonably believed that all buyers purchased for investment; and (3) the securities were not advertised for sale to the general public in newspapers or other publications of general circulation or otherwise, or by radio, television, electronic means or similar communications media, or through a program of general solicitation by means of mail or telephone.

         The facts upon which the Company  relied in  Tennessee  are as follows:
(A) The aggregate number of persons in Tennessee purchasing the securities from the Company and all affiliates of the Company pursuant to this exemption during the twelve month period ending on the date of such sale did not exceed fifteen
(15) persons, exclusive of persons who acquired the securities in transactions which were not subject to this exemption or which were otherwise exempt from registration under the provisions of this exemption or which have been registered pursuant to Sec. 48-2-105 or Sec. 48- 2-106. (B) The securities were not offered for sale by means of publicly disseminated advertisements or sales literature; and (C) All purchasers in Tennessee purchased such securities with the intent of holding such securities for investment for their own accounts and without the intent of participating directly or indirectly in a distribution of such securities.

         The facts upon which the Company relied in Texas are as follows: The sale during the period of twelve (12) months ending with the date of the sale in question was to not more than fifteen (15) persons and such persons purchased such securities for their own account and not for distribution.

         The facts upon which the Company relied in Wisconsin are: (1) The transaction was pursuant to an offer directed by the offeror to not more than ten (10) persons in Wisconsin, excluding persons exempt under subsection eight
(8) of this section but including persons exempt under subsection ten (10) during any period of twelve (12) consecutive months, whether or not the offeror or any of the offerees was present in Wisconsin; (2) The offeror reasonably believed that all persons in Wisconsin purchased for investment; and (3) no commission or other remuneration was paid or given directly or indirectly for soliciting any person in Wisconsin other than those exempt by subsection eight
(8).

         In July 1998, the Company sold 32,000 shares of its Common Stock to two
(2) investors for a total of $8,000. No Offering Memorandum was utilized in connection with this offering. For such offering, the Company relied upon
Section  3(b) of the  Act,  Rule  504,  the  Florida  Exemption  and the  Nevada
Exemption.

         In August 1998, the Company issued 100,000 shares of its Common Stock to one (1) person for legal services performed on behalf of the Company. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 and the Florida Exemption.

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



         In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 14-4-126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code.

         For purposes of Section 14-4-126(f) of the Arizona Code, the facts upon which the Company relied are: (i) units were sold to less than thirty-five (35) persons; (ii) each purchaser who was not an accredited investor either alone or with purchaser representative had such knowledge and experience in financial and business matters sufficient to evaluate the merits and risks of the prospective investment; (iii) the bad boy provisions of the rule apply to neither the Company nor its predecessors or affiliates; and (iv) neither the issuer nor any person acting on its behalf offered or sold the securities by any form of general solicitation or general advertising. Although a filing was required by the Rule, none was made.

         For purposes of Section 11-51-308(1)(j) of the Colorado Code, the facts upon which the Company relied are: (i) the offering was directed to not more than twenty (20) persons in Colorado; (ii) the securities were sold to not more than ten (10) buyers in Colorado; (iii) all purchasers represented that they purchased for investment; (iv) no commission or other remuneration was paid or given for soliciting any prospective buyer in Colorado.

         In October 1998, the Company sold 10,000 shares to one (1) investor for $5,000, although the shares were not issued until December 2000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and no state exemption, as the investor was Canadian.

         In April 1999, the Company issued 500,000 shares of its Common Stock to one (1) entity for services rendered to the Company. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 and the Florida Exemption.

         In April 1999, the Company sold 2,624,672 shares of its Common Stock to two (2) investors for a total of $800,000. The Company accepted a note receivable from each of the two (2) investors, which notes receivable were due one hundred eighty (180) days from their date of issuance. In July 1999, the Company agreed to extend the repayment term for one (1) investor for an additional three hundred sixty (360) days, which note shall accrue interest at a rate of six percent (6%) annually. In January 2000, the Company agreed to extend the repayment for the other investor such that the note is now payable on demand and bears interest a rate of six percent (6%) annually. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, Section 25102(f) of the California Code and the Nevada Exemption.

         For purposes of Section 25102(f) of the California Code, the facts upon which the Company relied are: (i) units were sold to not more than thirty-five
(35) persons, including persons not in California; (ii) all purchasers had a preexisting relationship with the offeror or its officers, directors or by reason of business or financial experience or by reason of their professional advisors had the capacity to protect their own interests; (iii) each purchaser represented that they were purchasing for their own account and with a view to or for sale in connection with any distribution; and (iv) the offer and sale were not accomplished by the publication of any advertisement. Although the Rule required the filing of notice, none was filed. Failure to file notice did not affect the applicability of the exemption.

         In April 1999, the Company entered into a share exchange agreement with the shareholders of NE, whereby the Company exchanged 727,946 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of NE such that NE became a wholly-owned subsidiary of the Company. The shares in connection with such exchange were not issued until December 1999. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code.

         Contemporaneously with execution of the share exchange with NE, the Company signed a redemption agreement which effectively allowed either party to the transaction to rescind the transaction without penalty at any time on or before July 1, 1999. Neither party elected to redeem and the redemption agreement has since expired. Additionally, at the time of the NE share exchange, the Company entered into an employment agreement with Ahlawyss Fulton, which has since expired.

         The facts upon which the Company relied in Arizona are: The transaction was incident to a statutorily or judicially approved reorganization, merger, triangular merger, consolidation, or sale of assets, incident to a vote by securities holders pursuant to the articles of incorporation, the applicable corporate statute or other controlling statute, a partnership agreement or the controlling agreement among securities holders.

         In May 1999, the Company entered into a Stock Purchase Agreement with Blackwater wherein Blackwater agreed to purchase 2,905,828 shares of the Company's Common Stock for a total of $750,000. Payments were to be made: A) $105,000 at closing; B) in five (5) monthly installments of $105,000 beginning July 1, 1999 and the first of each month thereafter; and C) a final installment of $120,000. Although Blackwater missed each payment deadline, the entire $750,000 has now been funded, including $250,000 which Blackwater assigned to a third party investor. To date, only 968,609 shares have been issued to the third party assignee. No shares have yet been issued to Blackwater. Norman Clarke, a current Director of the Company, is a beneficial owner of Blackwater. Blackwater's shares carry certain registration rights. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Florida Exemption.

         In July 1999, the Company sold 50,000 shares of its Common Stock to three (3) investors for a total of $10,000. The Company relied upon Section 4(2) of the Act, Rule 506 and Section 30- 1433A(2) of the Idaho Code.

         The Company relied upon Section 30-1433A(2) of the Idaho Code, although it failed to file a Form D, consent to service of process and to pay the fee required in connection with the filing.

         In September 1999, the Company entered into a share exchange agreement with the shareholders of CC, whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly-owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are subject to a two
(2) year "lock-up" provision and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. In June 2000, the Company entered into a letter agreement with Maurice Mallette, Judith Mallette and Pasquale Rizzi to escrow 723,612 shares of the Common Stock of the Company issued in connection with the acquisition of Cartridge Care, Inc. in September 1999. The escrowed shares will be held pending an investigation by OneSource into the books and records of Cartridge Care. Whereas, all shares have now been issued and none are contingently issuable shares, it is contemplated that some shares may be cancelled and returned to the authorized but unissued capital stock of OneSource should the valuation of Cartridge Care conducted at the time of acquisition by OneSource found to be overstated. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code.

         The facts upon which the Company relied in Arizona are: The transaction was incident to a statutorily or judicially approved reorganization, merger, triangular merger, consolidation, or sale of assets, incident to a vote by securities holders pursuant to the articles of incorporation, the applicable corporate statute or other controlling statute, a partnership agreement or the controlling agreement among securities holders.

         In April 2000, the Company issued 305,000 shares of its Common Stock to four (4) employees as signing bonuses to attract them to the Company. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code and Section 11-51-308(1)(p) of the Colorado Code.

         The facts upon which the Company relied upon for purposes of Section 14-4-140 of the Arizona Code are: (i) offers by the issuer were made only by the Company's employees, officers and directors who were not retained for the primary purpose of making offers; (ii) the sale of securities did not exceed $1,000,000; (iii) the Company was not a development stage company with no specific business plan or a development stage company that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; (iv) offers specified that they would be made only to accredited investors and sales were made only to accredited investors; (v) a legend was placed on all offering documents; and
(vi) the issuer, any of its predecessors, affiliates, directors, officers, beneficial owners of ten (10) percent or more of any class of its equity securities did not fall within the disqualification provisions.

         For purposes of Section 11-51-308(1)(p) of the Colorado Code, the facts upon which the Company relied are: (1) The transaction was in compliance with an exemption from registration with the Securities and Exchange Commission under section 3(b) or 4(2) of the Act pursuant to regulations adopted thereunder by the Securities and Exchange Commission; and (2) The Company filed notice with the securities commissioner of Colorado and paid an exemption fee.

         In April 2000, the Company issued 97,374 shares of its Common Stock to eighteen (18) current or former employees to compensate them for past salary reductions or in lieu of past salary increases for their services as employees during periods since 1997. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 11-51-308(1)(p) of the Colorado Code, Section 90.532 of the Nevada Code, Section 58-13B-24(R) of the New Mexico Code and Section 61-1-15.5(2)&R164-15-2 of the Utah Code.

         The facts upon which the Company relied upon for purposes of Section 14-4-140 of the Arizona Code are: (i) offers by the issuer were made only by the Company's employees, officers and directors who were not retained for the primary purpose of making offers; (ii) the sale of securities did not exceed $1,000,000; (iii) the Company was not a development stage company with no specific business plan or a development stage company that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; (iv) offers specified that they would be made only to accredited investors and sales were made only to accredited investors; (v) a legend was placed on all offering documents; and
(vi) the issuer, any of its predecessors, affiliates, directors, officers, beneficial owners of ten (10) percent or more of any class of its equity securities did not fall within the disqualification provisions.

         For purposes of Section 25102(f) of the California Code, the facts upon which the Company relied are: (i) shares were sold to not more than thirty-five
(35) persons, including persons not in California; (ii) all purchasers had a preexisting relationship with the offeror or its officers, directors or by reason of business or financial experience or by reason of their professional advisors had the capacity to protect their own interests; (iii) each purchaser represented that they were purchasing for their own account and with a view to or for sale in connection with any distribution; and (iv) the offer and sale were not accomplished by the publication of any advertisement.

         For purposes of Section 11-51-308(1)(p) of the Colorado Code, the facts upon which the Company relied are: (1) The transaction was in compliance with an exemption from registration with the Securities and Exchange Commission under section 3(b) or 4(2) of the Act pursuant to regulations adopted thereunder by the Securities and Exchange Commission; and (2) The Company filed notice with the securities commissioner of Colorado and paid an exemption fee.

         For purposes of Section 90.532 of the Nevada Code, the facts upon which the Company relied are: (1) The securities were those set forth is Section 18(b)(4)(D) of the Act; and (2) The Company filed notice with the State of Nevada and a fee.

         For purposes of Section 58-13B-24(R) of the New Mexico Code and New Mexico Rule 12NMAC11.4.11.2, the facts upon which the Company relied are: The Company filed notice with the New Mexico administrator, a consent to service of process and a fee.

         For purposes of Section 61-1-15.5(2)&R164-15-2 of the Utah Code, the facts upon which the Company relied are: The Company filed notice, a consent to service of process and a fee as proscribed by the statute.

         In June 2000, the Company granted XAI an option to purchase two million (2,000,000) shares of the Common Stock of the "freely tradeable shares" of the Company at a price of $0.50 per share. The option is for a period of one (1) year unless XAI introduces or arranges for an acceptable "secondary offering" approved by the Company, and in which case the term of the option is extended until June 1, 2003. The option has since been terminated by mutual agreement of the parties. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code.

         For purposes of Section 49:3-50(b)(9) of the New Jersey Code, the facts upon which the Company relied are: (i) the sale was to not more than ten (10) persons during any period of twelve (12) consecutive months; (ii) the Company reasonably believed that all buyers purchased for investment; (iii) no commission or other remuneration was paid for soliciting any prospective buyer; and (iv) the sale was not offered or sold by general solicitation or any general advertisement.

         In June 2000, the Company entered into a agreement wherein the Company agreed to pay a finder's fee to XAI for any debt or equity investment, acquisition, consolidation, merger or purchase of assets between the Company and any contact of XAI brought to the Company's attention by XAI, which was consummated within a period of twenty-four (24) months thereafter. The finder's fee is as follows: a) five percent (5%) of the first million dollars
($1,000,000)  raised;  b)  four  percent  (4%)  of the  second  million  dollars
($1,000,000)  raised;  c)  three  percent  (3%)  of the  third  million  dollars
($1,000,000)  raised;  d)  two  percent  (2%)  of  the  fourth  million  dollars
($1,000,000) raised; and one percent (1%) of the all additional monies raised. In the event fees are due XAI by the Company, the Company and XAI may mutually agree to accept and pay the fee in shares of the Company's stock priced at eighty percent (80%) of the most recent bid price. This agreement was terminated in November 2000 by mutual agreement of the parties. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code.

         For purposes of Section 49:3-50(b)(9) of the New Jersey Code, the facts upon which the Company relied are: (i) the sale was to not more than ten (10) persons during any period of twelve (12) consecutive months; (ii) the Company reasonably believed that all buyers purchased for investment; (iii) no commission or other remuneration was paid for soliciting any prospective buyer; and (iv) the sale was not offered or sold by general solicitation or any general advertisement.

         In June 2000, the Company entered into a consulting agreement with XAI to provide consultation and advisory services relating to business management and marketing in exchange for issuance of 100,000 shares of the Company's stock each to Edward Meyer, Jr. and Edward T. Whelan. The contract is for a period of one (1) year. The consulting agreement has been terminated by mutual agreement of the parties. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code.

         For purposes of Section 49:3-50(b)(9) of the New Jersey Code, the facts upon which the Company relied are: (i) the sale was to not more than ten (10) persons during any period of twelve (12) consecutive months; (ii) the Company reasonably believed that all buyers purchased for investment; (iii) no commission or other remuneration was paid for soliciting any prospective buyer; and (iv) the sale was not offered or sold by general solicitation or any general advertisement.

         In June 2000,  the Company  borrowed  $50,000 from GHI. The term of the note is for a period of one (1) year or upon subsequent financing by XAI. The note bears interest at a rate of prime plus three percent (prime+3%) per annum. Additionally, the Company granted GHI warrants to purchase 166,666 shares of the Company's Common Stock at a price of $0.30 per share. The warrants have no expiration date. In November 2000, the Company repaid the $50,000 owed to GHI in advance of its due date, in exchange for a general release with regard to the note and warrants, the finder's fee agreement, the consulting service contract, the option agreement and all other agreements between the Company and both XAI and GHI. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 11.602 of the Maryland Code.

         The facts relied upon to make the Maryland Exemption available include the following: (i) the Company submitted a manually signed SEC Form D, Notice of Sale of Securities Pursuant to Regulation D with the Securities Division; (ii) the form was filed no later than 15 days after the securities were first sold in Maryland; (iii) the Company submitted a Form U-2, Uniform Consent to Service of Process, and a Form U-2A, Uniform Corporate Resolution consenting to service of process in Maryland; (iv) the Company provided the Securities Division with the date of the first sale of the securities in Maryland under the offering; (v) the Company provided the Securities Division with the name and CRD number, if any, of at least one broker-dealer or issuer agent that will effect transactions in the securities in Maryland; and (vi) the Company paid the appropriate fee of $100 to the State of Maryland. Despite the requirement to file notice with the State of Maryland, the Company made no filing.

         In July 2000, the Company issued 10,000 shares of its Common Stock to one (1) individual in exchange for a client list of computer service customers, the remainder of the previously contracted for but unissued shares (943,750) in connection with the CC acquisition, 13,166 shares to one (1) past employee for out-of-pocket expenses, 90,000 shares to one (1) investor for $30,000, 8,319 shares to one (1) individual for past accounting services rendered, 40,000 shares to one (1) individual who is an active employee as a signing bonus, 58,333 shares to Maurice Mallette, the Company's current Interim Vice President, President of CC and a Director in exchange for $17,500 and 75,000 shares to one
(1) individual for his services as a headhunter who brought potential employees to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, the Nevada Exemption and Section 211(b) of the Pennsylvania Code.

         The facts upon which the Company relied upon for purposes of Section 14-4-140 of the Arizona Code are: (i) offers by the issuer were made only by the Company's employees, officers and directors who were not retained for the primary purpose of making offers; (ii) the sale of securities did not exceed $1,000,000; (iii) the Company was not a development stage company with no specific business plan or a development stage company that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; (iv) offers specified that they would be made only to accredited investors and sales were made only to accredited investors; (v) a legend was placed on all offering documents; and
(vi) the issuer, any of its predecessors, affiliates, directors, officers, beneficial owners of ten (10) percent or more of any class of its equity securities did not fall within the disqualification provisions.

         For purposes of Section 25102(f) of the California Code, the facts upon which the Company relied are: (i) shares were sold to not more than thirty-five
(35) persons, including persons not in California; (ii) all purchasers had a preexisting relationship with the offeror or its officers, directors or by reason of business or financial experience or by reason of their professional advisors had the capacity to protect their own interests; (iii) each purchaser represented that they were purchasing for their own account and with a view to or for sale in connection with any distribution; and (iv) the offer and sale were not accomplished by the publication of any advertisement.

         The facts relied upon to make the Pennsylvania Exemption include the following: (i) the Company filed a completed SEC Form D with the Pennsylvania Securities Commission, Division of Corporate Finance; (ii) the Form was filed not later than fifteen (15) days after the first sale; and (iii) the Company paid an appropriate filing fee.

         In August 2000, the Company executed a Promissory Note in favor of Barry Zemel in the principal amount of $50,000. The note bears interest at a rate of twelve percent (12%) per annum and matures March 1, 2001. In connection with the loan, the Company issued 350,000 shares of its Common Stock to Mr. Zemel. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-126 of the Arizona Code.

         The Company relied upon Section R14-4-126 of the Arizona Revised Statutes for several transactions. The facts relied upon to make the Arizona Exemption include the following: (i) units were sold to less than thirty-five
(35) persons; (ii) each purchaser who was not an accredited investor either alone or with purchaser representative had such knowledge and experience in financial and business matters sufficient to evaluate the merits and risks of the prospective investment; (iii) the bad boy provisions of the rule apply to neither the Company nor its predecessors or affiliates; and (iv) neither the issuer nor any person acting on its behalf offered or sold the securities by any form of general solicitation or general advertising; (v) the Company filed a completed SEC Form D with the Arizona Corporation Commission signed by a person duly authorized by the issuer; (vi) the Forms were filed not later than 15 days after the first sale of the securities in Arizona; (vii) the Company paid an appropriate filing fee of $250.00 to the Arizona Corporation Commission.

         In August and September 2000, the Company sold a combined 352,322 shares to two (2) investors for a total of $51,161. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 25102.1 of the California Code and Section 10-5-9 (13) of the Georgia Code.

         The facts relied upon to make the California Exemption include the following: (i) the Company filed a completed SEC Form D with the California Department of Corporations; (ii) the Company executed a Form U-2 consent to service of process in the state of California; (iii) the Forms were filed not later than 15 days after the first sale of the securities in California; and (v) the Company paid the appropriate filing fee.

         The facts relied upon to make the Georgia Exemption available include the following: (i) the aggregate number of persons purchasing the Company's stock during the 12 month period ending on the date of issuance did not exceed fifteen (15) persons; (ii) neither the offer nor the sale of any of the shares was accomplished by a public solicitation or advertisement; (iii) each certificate contains a legend stating "These securities have been issued or sold in reliance of paragraph (13) of Code Section 10-5-9 of the Georgia Securities Act of 1973 and may not be sold or transferred except in a transaction which is exempt under such act or pursuant to an effective registration under such act"; and (iv) each purchaser executed a statement to the effect that the securities purchased have been purchased for investment purposes. Offerings made pursuant to this section of the Georgia Securities Act have no requirement for an offering memorandum or disclosure document.

         In November 2000, the Company issued 206,500 shares of its restricted Common Stock to four (4) persons. Two (2) of the persons receiving a total of 200,000 shares, were given the shares as a hiring bonus. The other two (2) persons receiving a total of 6,500 shares, were given the shares in lieu of salary. For such offering the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code.

         The facts upon which the Company relied upon for purposes of Section 14-4-140 of the Arizona Code are: (i) offers by the issuer were made only by the Company's employees, officers and directors who were not retained for the primary purpose of making offers; (ii) the sale of securities did not exceed $1,000,000; (iii) the Company was not a development stage company with no specific business plan or a development stage company that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; (iv) offers specified that they would be made only to accredited investors and sales were made only to accredited investors; (v) a legend was placed on all offering documents; and
(vi) the issuer, any of its predecessors, affiliates, directors, officers, beneficial owners of ten (10) percent or more of any class of its equity securities did not fall within the disqualification provisions.

         In November 2000, the Company issued 200,000 shares of its Common Stock to Ford Williams, the Company's current Secretary, Treasurer and a Director, for services rendered to the Company. For such offering, the Company relied upon
Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code.

         The facts upon which the Company relied upon for purposes of Section 14-4-140 of the Arizona Code are: (i) offers by the issuer were made only by the Company's employees, officers and directors who were not retained for the primary purpose of making offers; (ii) the sale of securities did not exceed $1,000,000; (iii) the Company was not a development stage company with no specific business plan or a development stage company that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; (iv) offers specified that they would be made only to accredited investors and sales were made only to accredited investors; (v) a legend was placed on all offering documents; and
(vi) the issuer, any of its predecessors, affiliates, directors, officers, beneficial owners of ten (10) percent or more of any class of its equity securities did not fall within the disqualification provisions.

         In December 2000, the Company issued a total of 50,000 to three (3) persons, pursuant to subscriptions received in 1998 which were inadvertently never processed. A total of $15,000 was raised pursuant to these three (3) 1998 subscriptions. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Rule ###-##-#### of the Oregon Code. No exemption was necessary to the Canadian investor.

         The facts relied upon to make the Oregon Exemption include the following: (i) the Company filed a completed SEC Form D with the Oregon Department of Consumer & Business Services, Division or Finance and Corporate Securities; (ii) the Form was filed not later than 15 days after the first sale; and (iii) the Company paid an appropriate filing fee based on the amount of the offering.

Item 5. Indemnification of Directors and Officers

         The Company's Articles of Incorporation provide that: To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its Bylaws or in any resolution of its stockholders or directors, to undertake to indemnify the officers and directors of this Corporation against any contingency or peril as may be determined to be in the best interests of this Corporation, and to procure policies of insurance at this Corporation's expense.

          The Corporation shall, to the fullest extent permitted by the provisions of ss.145 of the General Corporation law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall insure to the benefit of the heirs, executors, and administrators of such a person.

         The Company's Bylaws provide that: The Corporation hereby indemnifies each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of the Corporation to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as a director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The Corporation may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs and expenses, whether or not the Corporation would have the legal power to indemnify them directly against such liability.

         The Delaware Corporation Law provides inss.145. Indemnification of Officers, Directors, Employees and Agents; Insurance that:

         (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a director, officer, employee or agent of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgements, fines and amounts paid or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matters as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under subsections (a) and (b), (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

         (e) Expenses (including attorneys' fees) incurred by an officer or director on defending any civil, criminal, administrative, or investigative action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

         (f) The indemnification and advancement of expenses provided by, or granted pursuant to, other subsections of the section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement , vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         (g) A corporation shall power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee of agent or the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

         (h) For purposes of this Section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its existence had continued.

         (i) For purposes of this Section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes a duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner be reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section.

         (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

         (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees). (As amended by Ch. 186, Laws of 1967, Ch. 421, Laws of 1970, Ch. 437, Laws of 1974, Ch. 25, Laws of 1981, Ch. 112, Laws of 1983, Ch. 289, Laws of 1986, Ch. 376, Laws of 1990, and Ch. 261, Laws of 1994.)


PART F/S

         The Financial Statements of the Company required by Regulation S-X commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                          ONESOURCE TECHNOLOGIES, INC.



                     Consolidated Financial Statements as of
                           December 31, 2000 and 1999
                        and Independent Auditors' Report

                          ONESOURCE TECHNOLOGIES, INC.





TABLE OF CONTENTS                                                           PAGE



INDEPENDENT AUDITORS' REPORT                                            F-1


CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2000                      F-2

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THE TWO
YEARS ENDED DECEMBER 31, 2000 AND 1999                                  F-3

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE TWO YEARS                 F-4
ENDED DECEMBER 31, 2000 AND 1999

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
EQUITY/(DEFICIT) FOR THE TWO YEARS ENDED DECEMBER 31,
2000 AND 1999                                                           F-6

ACCOMPANYING FOOTNOTES                                                  F-7

                         INDEPENDENT ACCOUNTANTS' REPORT




To the Stockholders and Board of Directors of
           OneSource Technologies, Inc.:

We have audited the accompanying consolidated balance sheet of OneSource Technologies, Inc. as of December 31, 2000 and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OneSource Technologies, Inc. as of December 31, 2000, and the consolidated results of its operations and cash flows for each of the two years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.




/s/  Marshall & Weber, CPA's, P.L.C.
Scottsdale, Arizona
April 1, 2001

ONESOURCE TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2000
----------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS:
Cash                                                                            $      176,441
Accounts receivable                                                                    284,761
Inventories                                                                            273,255
Other current assets                                                                    16,000
 Total current assets                                                                  750,457

PROPERTY AND EQUIPMENT, net of accumulated depreciation ($105,627)                     255,621
DEFERRED FINANCE COSTS                                                                  99,979
GOODWILL, net of accumulated amortization of $23,074                                   251,590
DEFERRED INCOME TAXES                                                                  119,742
OTHER ASSETS                                                                             6,797

TOTAL ASSETS                                                                    $    1,484,186
                                                                                ==============

LIABILITIES AND STOCKHOLDERS" DEFICIT

CURRENT LIABILITIES:
   Accounts payable                                                             $      345,890
   Accrued expenses and other liabilities                                              209,348
   Deferred revenue                                                                    144,091
   Bank lines of credit                                                                150,913
   Obligation for common stock to be issued                                            591,831
   Current portion capital leases                                                        9,617
   Current portion of long-term debt                                                   131,844
Total current liabilities                                                            1,583,534

CAPITAL LEASES -- LONG TERM PORTION                                                     11,377

NOTES PAYABLE - LONG-TERM PORTION                                                      283,884

Total liabilities                                                               $    1,878,795
                                                                                --------------

STOCKHOLDERS' DEFICIT

Preferred Stock, $.001 par value, 1,000,000 shares authorized, none issued                   -
Common Stock, $.001 par value, 20,000,000 shares authorized, 17,525,566 issued at December 31, 2000 and  3,757,058 subscribed but not issued shares
at December 31, 2000.                                                                   17,526
Paid in capital                                                                      2,082,977
Treasury stock, 500,000 shares $0 cost                                                       -

Stock subscription                                                                 (1,055,000)
Accumulated deficit                                                                (1,440,112)
                                                                                --------------
Total stockholders' equity                                                           (394,609)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                                     $    1,484,186
                                                                                ==============

         The accompany notes are an integral part of this balance sheet.

ONESOURCE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
----------------------------------------------------------------------------------------------------------
                                                                       2000                  1999
                                                                  ---------------------- -----------------
REVENUE, net                                                      $          3,229,389   $       2,476,884

COST OF REVENUE                                                              2,242,176           1,484,096
                                                                  --------------------   -----------------
        GROSS PROFIT                                                           987,213             992,788

GENERAL AND ADMINISTRATIVE EXPENSES                                          1,841,444             942,412
SELLING AND MARKETING EXPENSES                                                 233,765             229,462
                                                                  --------------------   -----------------

             Operating income                                               (1,087,996)           (179,086)
                                                                  --------------------   -----------------
OTHER INCOME (EXPENSE)
        Interest expense                                                      (188,576)            (24,195)
        Other income                                                           (16,765)                174
                                                                  --------------------   -----------------
             Total other (expense)                                            (205,341)            (24,021)
                                                                  --------------------   -----------------

LOSS BEFORE EXTRAORDINARY ITEM AND INCOME
TAXES                                                                       (1,293,337)           (203,107)

INCOME TAX BENEFIT                                                             106,297              17,766
                                                                  --------------------   -----------------

LOSS BEFORE EXTRAORDINARY ITEM                                              (1,187,040)           (185,341)


EXTRAORDINARY ITEM -- Gain on extinguishment of debt
(net of income taxes of $4,901)                                                58,474
                                                                  --------------------   -----------------

NET LOSS                                                          $        (1,128,566)   $        (185,341)
                                                                  ====================   =================

NET Loss Per Share:
Basic:
        Before extraordinary item                                                (0.08)              (0.02)
        Extraordinary item                                                          *                   0
                                                                  --------------------   -----------------
                                                                                 (0.08)              (0.02)
                                                                  ====================   =================
Diluted:
        Before extraordinary item                                                (0.08)              (0.02)
  Extraordinary item                                                                *                   0
                                                                  --------------------   -----------------
                                                                                 (0.08)              (0.02)
                                                                  ====================   =================

Weighted Average Shares Outstanding:
        Basic                                                              14,895,687          11,878,710
                                                                  ====================   =================
        Diluted                                                            14,895,687          11,878,710
                                                                  ====================   =================

        * - Less than $0.01 per share

  The accompanying notes are an integral part of this statement of operations.

ONESOURCE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------------------------------------------------------------

                                                 Common Stock
                                            -------------------------
                                                                           Stock         Paid-in
                                                                       Subscription      Capital     Accumulated
                                            Shares         Amount       Receivable      (Deficit)      Deficit          Total
                                            -------------- ---------- --------------- --------------------------- ---------------
BALANCE
     DECEMBER 31, 1998                         11,623,281  $   11,623  $          0   $   (358,736) $    (126,205)$      (473,318)
                                            -------------  ----------  -------------  ------------  ------------- ---------------

Stock for Acquired Companies                    1,163,888       1,164                      368,773                        369,937
Stock issued for Notes Receivable               3,124,672       3,125       (925,000)      921,875                            (0)
Stock issued for                                  108,333         108              0        29,892                         30,000
Cash
Investment Group Funding Subscription           2,905,828       2,906       (750,000)      747,094                              0
Funded subscriptions                                                         400,000                                      400,000
Subscriptions funded after 12/31/99                                          220,000                                      220,000
Stock Subcribed not issued                     (3,876,772)     (3,877)                       3,877                              0
Capital Placement Fees                                                                     (25,398)                       (25,398)
Net Loss                                                                                                 (185,341)       (185,341)
Treasury                                         (500,000)       (500)                         500                              0
     DECEMBER 31, 1999                         14,549,230  $   14,549  $  (1,055,000) $  1,687,877  $    (311,546) $      335,880
                                            -------------  ----------  -------------  ------------  -------------  --------------

Stock issued for note conversions               1,270,596       1,271              0       339,806              0         341,077
Stock issued for services                         344,737         345              0       121,948              0         122,293
Stock issued as incentives to employees           848,874         849              0        83,982              0          84,831
Stock issued as consideration for equipment        40,000          40                       19,960                         20,000
Stock issued for cash                           1,285,438       1,286              0       167,414              0         168,699
Stock issued for financing costs                1,391,666       1,392              0       251,616              0         253,008
Previously unissued shares, issued in 2000      1,552,083       1,552              0        (1,552)             0               0
Common stock obligated but not issued          (3,757,058)     (3,757)                    (588,074)                      (591,831)
Net loss                                                                                               (1,128,566)     (1,128,566)
     DECEMBER 31, 2000                         17,525,566  $   17,526  $  (1,055,000) $  2,082,977  $  (1,440,112) $     (394,609)
                                            =============  ==========  =============  ============  =============  ==============

  The accompanying notes are an integral part of this statement of operations.

ONESOURCE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                                                                                       2000              1999
                                                                                ---------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                      $   (1,128,566)    $    (185,341)

  Adjustments to reconcile net loss to net cash provided (used) by operations
      Extraordinary gain                                                              (58,474)
      Depreciation                                                                     38,471            30,514
      Amortization                                                                     18,311
      Amortization of deferred financing costs                                        153,029
      Stock issuances to consultants for services                                     122,293            (5,000)
      Stock issuances to employees for services                                        84,832
      Gain on sale of equipment                                                        (7,404)
      Deferred taxes                                                                 (106,297)          (17,766)
      Changes in assets and liabilities (net of acquisitions):
          Accounts receivable                                                         175,360          (163,382)
          Inventory                                                                    95,643          (151,109)
          Deposits and other                                                           81,497            (8,440)
          assets
          Other current assets                                                         18,061           (77,100)
          Accounts payable                                                                171           146,041
          Accrued expenses and other liabilities                                     (129,825)           32,267
          Deferred revenue                                                            (68,726)           11,681
                                                                                ---------------   ---------------
                 Net cash (used) by operating activities                             (711,624)         (387,635)
                                                                                ---------------   ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Purchases of property and equipment                                             (27,245)          (44,919)
      Gain on sale of equipment                                                         3,000
                                                                                ---------------   ---------------
          Net cash provided (used) by investing activities                            (24,245)          (44,919)
                                                                                ---------------   ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances on bank lines of credit                                                    115,495            82,415
  Payments on bank lines of credit                                                    (53,419)          (16,578)
  Proceeds collected on stock subscriptions receivable                                220,000
  Principal payments on capital lease obligations                                     (14,829)
  Proceeds on notes payable                                                           635,000            24,000
  Principal payments on notes payable                                                (196,328)          (73,737)
  Issuance of common stock (net of capital placement fees)                            168,699           404,602
                                                                                ---------------   ---------------
          Net cash provided (used) by financing activities                            874,618           420,702
                                                                                ---------------   ---------------

INCREASE (DECREASE) IN CASH                                                           138,749           (11,852)

CASH, January 1                                                                        37,692            49,544
CASH, December 31                                                               $     176,441     $      37,692
                                                                                ===============   ===============

  The accompanying notes are an integral part of this statement of operations.

ONESOURCE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
THE TWO YEARS ENDED DECEMBER 31, 2000
---------------------------------------------------------------------------------------------------------------------------
                                                                                    2000              1999
                                                                                ----------------   ----------------

SUPPLEMENTAL CASH FLOW INFORMATION:
        Interest paid                                                           $        31,594    $     17,692
                                                                                ================   ==============



SUPPLEMENTAL SCHEDULE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:
        Conversion of debt to common stock                                      $       341,077
                                                                                ================

        Equipment acquired under capital leases                                 $        23,690    $     65,567
                                                                                ================   ==============

        Equipment acquired by issuance of common stock                          $        20,000
                                                                                ================

        Common stock issued for financing costs                                 $       253,008
                                                                                ================

        Fair value of net assets acquired for common stock                                         $    369,937
                                                                                                   ==============

        Sale of vehicle at net book value for a note, ($20,650 less $14,176                        $      6,474
                                                                                                   ==============

  The accompanying notes are an integral part of this statement of operations.

ONESOURCE TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2000 AND 1999

1.         ORGANIZATION AND BASIS OF PRESENTATION

OneSource Technologies, Inc. (the "Company") is an information technology equipment maintenance, installation and supplies distribution company. Service work is performed pursuant to renewable term contracts and on-call relationships with customers. The Company's customers are primarily in banking and retail businesses located in the western and southwestern United States.

The accompanying financial statements represent the financial position and results of operations of OneSource Technologies, Inc., Cartridge Care, Inc. and Net Express, Inc. on a consolidated basis. For the year ended December 31, 1999, operating results of Cartridge Care are included for the period from October 1, 1999 its acquisition date, through December 31, 1999. (Note 9)

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash includes all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

Inventories consist primarily of used equipment, new and used parts and supplies and are stated at the lower of cost (specific identification) or market. Cartridge Care inventories consist of raw materials and finished goods, that consists of remanufactured toner cartridges. Cartridge Care inventories are stated on a FIFO basis.

Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years.

Goodwill - Costs in excess of the fair values assigned to the underlying net assets of acquired companies are being amortized on the straight-line method over fifteen (15) years.

Revenue recognition - The Company recognizes revenue on contracts pro rata over the term of the contract or when the service is performed pursuant to terms of agreements with customers. Sales of parts and equipment are recognized when shipped or installed. Deferred revenue is recorded for advanced billings and cash receipts prior to revenue recognition under a pro rata basis under the terms of service contracts.

Income taxes - The Company provides for income taxes based on the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax laws in effect at the date of financial statements.

Advertising expenses- The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2000 and 1999 were $37,072 and $18,001 respectively.

Financial Instruments - Financial instruments consist primarily of cash, accounts receivable, obligations under accounts payable, accrued expenses, debt and capital lease instruments. The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and short-term debt approximate fair value because of the short maturity of those instruments. The carrying value of the Company's capital lease arrangements approximates fair value because the instruments were valued at the retail cost of the equipment at the time the Company entered into the arrangements.

Principles of Consolidation - The accompanying financial statements include the accounts and balances of OneSource Technologies, Inc. and its two subsidiaries Cartridge Care and Net Express. All significant intercompany balances and transactions have been eliminated.

Net Loss per share - Net loss per share is calculated using the weighted average number of shares of Common Stock outstanding during the period.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation - Statements of Financial Accounting Standards No. 123, Accounting for Stock- Based Compensation, ("SFAS 123") established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation. In accordance with SFAS 123, the Company has elected to continue accounting for stock based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The proforma effect of the fair value method is discussed in Note 17.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of -The Company reviews long- lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future, undiscounted, net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Recently Issued Accounting Standards - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for fiscal years beginning after June 15, 2000 (as amended). This statement establishes accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. The adoption of SFAS No. 133 has no significant impact on the Company.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements. SAB No. 101 summarizes the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of SAB No. 101 did not have a material effect on the Company's revenues or revenue recognition policy.

3.         INVENTORIES

Inventories consisted of the following at December 31, 2000:

      Finished Goods                                       $3,295
      Equipment                                            18,832
      Parts                                               219,666
      Supplies                                             10,236
      Raw Materials                                        12,439
      Manuals, tools and training materials                23,287
Less: Allowance for obsolescence                         (14,500)
Total inventory                                          $273,255
                                                       ==========

There are slow-moving inventories, which consist primarily of parts removed from whole equipment items and stored until needed for future jobs. Costs are allocated to these items as components of the larger piece of equipment from which they were removed. Much of this inventory has been allocated minimum costs and management believes market value exceeds recorded costs.

4.   PROPERTY AND EQUIPMENT


Property and equipment consisted of the following at December 31, 2000:

      Equipment                                             $ 150,859
      Furniture, fixtures and other                           111,408
      Vehicles                                                 55,082
      Leasehold improvements                                   43,899
                                                          -----------
      Total                                                   361,248
Less: accumulated depreciation                              (105,627)
Total  Property and equipment - net                         $ 255,621
                                                          ===========

Depreciation expense for the years ended December 31, 2000 and 1999 was $ 38,471 and $28,892 respectively.

5.         NOTES PAYABLE

Notes payable at December 31, 2000 consist of the following:

Notes payable, collateralized by vehicles, interest from 8%
to 10%, total monthly installments of $987 through May 2002                     $      34,728

Note payable, unsecured, interest at 12%, convertible to stock, at the option of the holder at a rate to be determined at the date of conversion.(at December
31, 2000 this note was convertible into 111,111 shares)                                20,000

Note payable, interest at 12% due in February 2001 secured by trade receivables       100,000

Notes payable, unsecured, interest between 12% and 14% due in full, March, 2001       145,000

Investor long term note, matures in December 2002                                      16,000

Note payable, unsecured, interest at 14% due in October 2001                          100,000
                                                                                ---------------
                                                                          Total       415,728
                                                           Less current portion       131,844
                                                                                ---------------

                                                              Long-term portion $     283,884
                                                                                ---------------

The Company issued 1,391,666 shares of its common stock in connection with certain of the above notes as incentive for the lenders to enter into the debt agreements. The value of those shares totaling $253,000 was deferred and amortized over the terms of the notes.

Notes payable with principal balances at December 31, 2000 of $245,000 were restructured by extension of the original maturity dates. These restructurings occurred subsequent to December 31, 2000. The notes were extended to due dates in 2002., (see Note 19).


Future maturities of principal at December 31, 2000 are as follows:

              2001                 $ 131,884
              2002                   273,331
              2003                     6,611
              2004                     3,942
                    Total          $ 415,728

6.         LINES OF CREDIT

The company has various revolving line of credit agreements with banks totaling $160,000 with interest ranging from 9.75% to 18%. At December 31, 2000 the Company had utilized $150,913 of the credit facilities.

7.         INCOME TAXES

The Company recognizes deferred income taxes for the differences between financial accounting and tax bases of assets and liabilities. Income taxes for the years ended December 31, consisted of the following:


                                             2000               1999
                                             ----               ----
Current tax provision (benefit)            $(504,653)         (67,948)
Deferred tax provision (benefit)             403,257           50,182
Total income tax provision (benefit)       $(101,396)        $(17,766)


Deferred tax assets of $714,000 at December 31, 2000 relate primarily to federal net operating loss carryforwards of $1,697,000, and state operating loss carryforwards of $1,633,000. The carry forwards expire from 200- through 2020. Approximately $31,000 of the deferred tax asset at December 31, 2000 relates to allowances on accounts receivable and inventories. At December 31, 2000 there is a deferred income tax liability of $5,781 that relates to book and tax differences for property, equipment and intangibles. The net deferred income tax asset of $709,000 at December 31, 2000 is substantially offset by valuation allowance of $588,000. The valuation allowance on the net deferred income tax asset increased by $414,000 in the year ended December 31, 2000

Reconciliation of statutory and effective tax rates:              2000                1999
                                                       ---------------------       -------------------
Federal                                               $(440,640)      (34%)         (64,420)     (31%)
State                                                   (84,240)      ( 6%)         (16,240)      (8%)
Valuation allowance                                     414,526        32%           51,928       25%
Miscellaneous                                             8,958         -%           10,966        5%
                                                      $(101,396)      (8)%         $(17,766)     (9)%
                                                   ==============   ========       ============ ======

 8.        LEASES

Operating Leases

The Company leases its facilities under long-term operating leases that expire through 2004. Rent expense under these leases was $108,645 and $98,577 for the years ended December 31, 2000 and 1999 respectively. Remaining minimum annual lease payments under these agreements are as follows:


Years ended December 31:
                             2001                117,330
                             2002                117,140
                             2003                120,490
                             2004                102,700
               Capital leases                   $457,660

 The Company has several capital leases for equipment. Capital lease interest expense was $1,603 and $2,121 for the years ended December 31, 2000 and 1999 respectively. The following presents future minimum lease payments under capital leases by year and the present value of minimum lease payments as of December 31, 2000:


Year ended December 31,                                       :2001
                                                           -----------
                                                           $    18,411
                                                                 3,529
                                                           -----------
       Total minimum lease payments                             21,940
       Less amount representing interest                           946
                                                           -----------
       Present value of minimum lease payments                  20,994
       Current portion                                           9,617
                                                           -----------
       Long-term portion                                   $    11,377
                                                           ===========

Assets capitalized under capital leases total $43,098 and related accumulated amortization is $2,660 at December 31, 2000.

9.         BUSINESS ACQUISITIONS

The Company acquired Net Express, Inc. ("Net Express") on April 15, 1999 by issuing 727,946 shares of the Company's common stock for 100% of the outstanding stock of Net Express. The transaction is accounted for as a pooling of interests. Accordingly, the Company's consolidated financial statements have been restated for all periods prior to the combination to include the combined financial position and operating results of the Company and Net Express. The officers and management of Net Express remain with the Company. Net Express is a computer equipment reseller and network integration company.

The following table presents a reconciliation of the net revenues and net loss previously reported by the Company and for the current period prior to the combinations:

                                                                    Period January 1, 1999
                                                 Year ended         to  April 15,1999
                                                 December 31, 1999  (Unaudited)
                                                 --------------     -----------------
Net Revenues:
          OneSource Technologies, Inc            $    1,191,068     $         472,197
          Net Express                                   188,973                98,888
                                   Combined      $    1,380,041     $         571,085
                                                 ==============     =================
Net (Loss) Income:
          OneSource Technologies, Inc.           $      (55,766)    $             936
          Net Express                                     4,152                 3,632
                                   Combined      $      (51,614)    $           4,568
                                                 ==============     =================

For the period prior to the merger there were no inter-company transactions that required elimination from the combined consolidated results of operations and there were no adjustments necessary to conform the accounting practices of the two companies.

The Company acquired Cartridge Care, Inc. ("Cartridge Care") on September 30, 1999. The Company issued 1,163,888 shares of common stock for all the outstanding stock of Cartridge Care. The acquisition of Cartridge Care was accounted for under the purchase method. The $369,937, ($0.318 per share) value of the transaction was determined on the basis of recent private placements of the Company's common stock, taking into consideration contractual and legal restrictions related to these private transactions and management's present assessment of the affect on the value of this transaction of post purchase adjustments currently being negotiated. Following the close of the purchase, OneSource agreed to assume additional liabilities arising from operational losses and relocation costs of Cartridge Care in exchange for the return of a portion of the shares originally tendered, see Note 12. Goodwill of $274,664 associated with the purchase is being amortized over fifteen (15) years. Officers and management of Cartridge Care remain with the Company and Cartridge Care is being operated as a separate subsidiary of OneSource. Cartridge Care is a toner cartridge re-manufacturer.

As part of the purchase certain adjustments were made to the assets acquired and liabilities assumed to state them at their respective fair values at the date of purchase as shown in the following table.

Purchase price                                         $369,937
Allocation of purchase price to -
        Assets acquired                                 213,823
        Liabilities assumed                            (118,650)
Balance of purchase price assigned to goodwill         $274,664

The purchase price contains a contingency whereby the sellers may receive an additional 723,612 shares of the Company's common stock (see Note 12). Those shares are non-voting and are being held in escrow pending the resolution of the contingency.

Had the Cartridge Care acquisition occurred at the beginning of 2000, revenues and net loss would have been $3,186,012 and $191,237 ($0.01 per share) as of December 31, 1999 (unaudited).

10.  CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Approximately $ 166,013 of the accounts receivable balance at December 31, 2000 is due from five (5) customers.

The Company has relied upon few investors to fund its cash flow deficiencies. The Company raised net debt and equity capital of $875,000 during the year ended December 31, 2000. Given the current level of the Company's operations the Company will require additional capital to meet its obligations.

11.  EMPLOYEE BENEFIT PLAN

The Company provides benefits through a 401(k) plan for all full time employees who have completed six months of service and are at least 21 years of age. Contributions to the plan are at the discretion of the Board of Directors. The Company made no contributions to the plan for the years ended December 31, 2000 and 1999.

12. COMMITMENTS AND CONTINGENCIES

The purchase agreement for Cartridge Care contains a contingency for an additional 723,612 shares of the Company's common stock to be issued pending resolution of the contingency. The Company is pursuing legal remedies against the original owners for misrepresentations made that materially affect the value of Cartridge Care. The sellers of Cartridge Care have agreed to escrow the 723,612 shares of the Company's stock on the pending the results of the litigation. The ultimate resolution of this matter could result in an increase of the purchase price of Cartridge Care, which would increase the basis of the net assets acquired. The recorded purchase price reflects management's current best estimates of what the final figure will be.

The Company has accrued delinquent payroll taxes, penalties and interest of approximately $120,000 at December 31, 2000. The Company has an installment agreement in place with the IRS wherein it makes monthly payments of $10,000 or more against this liability. Once the balance is paid the Company will apply for a rebate of the penalties and request a refund of them. Based on present arrangement with the IRS, management believes that the Company will be able to successfully liquidate this liability without incurring any adverse effects on the Company's financial condition from actions of the IRS.

The Company had entered into a distribution agreement with a third party to distribute certain hardware and resell related services. The Company cancelled its agreement and is attempting to settle with the third party and customers to which the products were sold. The Company has accrued amounts billed by the third party less the purchase price of returned product. The Company does not believe that the remaining settlement will materially exceed amounts accrued.

The Company has been named in a lawsuit claiming that the developer of a certain website development project was unpaid. The Company has disputed the claim stating that it was not the owner of the website and that it therefore should not be named as an obligor for its development. The amount of the claim is $13,000.

The Company has entered into a dispute with the former owner of Net Express. The dispute relates to certain transactions entered into by the former owner on behalf of Net Express without appropriate management approval. Management believes that all obligations have been recorded. However, the Company is disputing an obligation for $10,000 which was not accrued at December 31, 2000. Management believes that this obligation will ultimately be transferred back to the former owner.

13.  MAJOR CUSTOMERS

           Approximately 41% of the Company's revenue was generated from five customers for the year ended December 31, 2000, the largest customer accounting for approximately 29%. For the year ended December 31, 1999 about 50% of the Company's total revenues were derived from six customers with the largest contributing approximately 25%.

14.  BUSINESS SEGMENTS

The Company's revenues are derived from three closely related and complimentary service and product categories, 1) renewable contract equipment maintenance services, 2) equipment installation and integration services and 3) value added equipment supply distribution. The following table sets forth the salient operating contributions of each for the years ended December 31, 2000 and 1999:

                                 Maintenance      Integration      Supplies       Internal       Total
1999
Revenues                        $  1,971,343      $   339,343     $ 166,198                     $ 2,476,884
Inter-segment sales                    1,693           23,504         3,024        (28,211)
Operating (loss) income             (130,028)          13,376       (62,434)                       (179,086)
Depreciation                          18,100            6,634         5,780                          30,514
Income tax benefit                    17,766                0             0                          17,766
Interest                              20,017            2,803         1,375                          24,195
Property & Equipmt Purch              44,919                0             0                          44,919
Total assets                    $  1,545,991     $     81,873     $ 478,593     $ (390,971)     $ 1,715,486


2000
Revenues                        $  2,106,977     $    257,227     $ 865,185                     $  3,229,389
Inter-segment sales                   15,461           12,565        14,257        (42,283)
Operating (loss) income             (899,005)        (163,122)     (116,811)                      (1,178,938)
Depreciation                          32,687              631         5,153                           38,471
Income tax benefit                    81,057           14,696        10,544                          106,297
Interest                             168,736            8,615        11,225                          188,576
Property & Equip Purch                70,935                -             -                           70,935
Total assets                    $  1,516,456     $     27,003     $ 413,258     $ (472,531)     $  1,484,186


15.  STOCKHOLDERS' DEFICIT

Shares issued to employees and others for services are valued based on consideration of the value of the stock issued and/or the service rendered. Other non-monetary common stock transactions were valued at the trading value of the stock at the date of the transactions. The following table shows the number of shares issued, the amount recorded as expense and basis of valuation for shares issued for services in the year ended December 31, 2000. No shares were issued for services during the year ended December 31, 1999.

                                           Shares           Value
Description                                Issued         PerShare       Valuation Basis
                                          ------------    ---------    -----------------------------------
In 2000
--------------------------------------

  Issued for legal and other services      344,737           $0.35     Stock price at commitment date
  Issued for employee compensation         848,874           $0.10     Stock price at commitment date

Shares issued for legal and other services were issued during the nine-month period March through December 2000 in nine separate transactions with non affiliates. The weighted average price of the shares issued at the dates of the transactions was $0.35 per share. The weighted average price of the shares granted to employees was $0.10 per share. Theses shares were granted in five separate transaction to non affiliates in a six-month period July through December 2000.

Also during the year 2000 the Company issued: a) 1,285,438 shares of its common stock to non affiliates in eight separate transactions for cash with a weighted average price per share of $0.13; b) 1,391,666 shares in three transaction to non affiliates in conjunction with notes payable as financing incentives with a weighted average of $0.18 per share; and c) 1,270,596 shares in three transaction for note conversions with non affiliates with a weighted average price per share of $0.27.

The Company obtained a number of subscriptions and incurred obligations for its common stock totaling 6,733,394 shares and 7,301,721 shares during the year ended December 31, 2000 and 1999 respectively. Of the total shares committed, 3,757,058 and 3,876,772 were obligated but not yet issued at December 31, 2000 and 1999 respectively. Obligations for shares not yet issued reflect transactions for services, cash and debt for which shares had not been issued at December 31, 2000 and the aggregate value of the transactions for which shares had not yet been issued was $591,831 at December 31, 2000. Comitted and obligated but unissued shares will be issued upon the implementation of a shareholder-approved increase in authorized shares from 20 million to 50 million, which the Company believes will be accomplished prior to the end of 2001. Further, during the year 2000 the Company issued 1,552,083 of the 3,876,772 shares that were subscribed during the year 1999 but not issued as of December 31, 1999.

The due dates of notes receivable related to common stock subscriptions in the year ended December 31, 1999 were extended to July 2001 and accordingly no funds were received by the Company during the year ended December 31, 2000 from these notes. The Company anticipates receiving payment of these notes in the latter half of 2001.

During the year ended December 31, 2000, the Company granted warrants to purchase 200,000 shares of the Company's common stock at $1.00 to a consultant for assistance in raising capital. The warrants expire in 2002. The exercise price exceeded the trading value of the stock at the time of grant and the estimated fair value was not considered significant.

16.        LOSS PER SHARE

Convertible debt, outstanding options and warrants were not considered in the calculation for diluted earnings per share for the years ended December 31, 2000 and 1999 because the effect of their inclusion would be antidilutive. The effect of the extraordinary item on the loss per share was less than $0.01 for the year ended December 31, 2000. The following presents the computation of basic and diluted earnings per share from continuing operations:


                                                   2000                                          1999
                                   -------------------------------------------  ------------------------------------------
                                    Loss            Shares       Per share       Loss           Shares        Per share
                                   -------------  -------------- -------------  ------------   ------------  -------------
Net (Loss)                          $(1,128,566)                                $  (185,341)
Extraordinary Income                      58,474                                          -
                                   -------------                                ------------
Basic Loss Per Share
Loss available to common
stockholders                        $(1,187,040)     14,895,687       $(0.08)   $  (185,341)    11,878,710       $(0.02)
Effect of dilutive securities               N/A                                        N/A
Diluted Loss Per Share                                                $(0.08)                                    $(0.02)


Debt convertible to 111,111 shares of common stock and warrants and options to purchase 900,000 shares of common stock were outstanding at December 31, 2000. Debt convertible to 570,140 shares of common stock and partially paid Common Stock subscriptions of 5,449,334 shares were outstanding at December 31, 1999. These securities were excluded from the computation of diluted earnings per share because the effect of their inclusion would be anti-dilutive.

17.  STOCK OPTIONS

The Company issues stock options from time to time to executives, key employees and members of the Board of Directors. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," and continues to account for stock based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". All stock options granted in the year ended December 31, 2000 have exercise prices at or higher than the quoted market price of the Company's common stock at the dates of the grants. Accordingly, no compensation cost has been recognized for the stock options granted to employees. Had compensation cost for the Company's stock options been determined based on the fair value at the grant date for awards in 2000, consistent with the provisions of SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                          2000
                                         -------
Net Loss - as reported                 $(1,128,566)
Net Loss - pro forma                   $(1,164,266)
Loss per share - as reported           $     (0.08)
Loss per share - pro forma             $     (0.08)

Under the provisions of SFAS No. 123, there were no fully vested options and 525,000 proportionately vested options considered to determine net earnings and earnings per share under a pro forma basis for the year ended December 31, 2000.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option- pricing model with the following assumptions for year ended December 31:


                                           2000
                                         -------
Divident yield                             None
Volatility                                7.437
Risk free interest rate                   5.25%
Expected asset life                       2.5 years


The shareholders approved a Long-term Incentive plan in 2000 that reserves 1 million shares of the Company's common stock for employee stock based incentive plans. Also in 2000 the board of directors approved a grant of 700,000 shares of the Company's common stock to three current or former officers.

During the year ended December 31, 2000, the Company granted 700,000 options to certain key employees. These options vest over one year. The options were granted at an exercise price of $0.55 per share, the fair market value of the underlying shares on the date of grant. The options expire 30 months from date of grant.

The summary of activity for the Company's stock options is presented below:

                                                                            Weighted
                                                                            Average
                                                            2000            Exercise Price
                                                            -----------     --------------
Options outstanding at beginning of year                    -0-             N/A
Granted                                                     700,000         $    0.55
Exercised                                                   -0-             N/A
Terminated/Expired                                          -0-             N/A
Options outstanding at end of year                          700,000         $    0.55
Options exercisable at end of year                          -0-             N/A
Options available for grant at end of year                  1,000,000
Price per share of options outstanding                      $    0.55
Weighted average remaining contractual lives                2 years
Weighted Average fair value options granted during year     $    0.07

18.  EXTRAORDINARY ITEM - DEBT FORGIVENESS INCOME

           On March 4, 2000 the Company and a group of investors executed an agreement with PF Holdings, Inc. ("PF") to purchase the promissory note held by PF with a face value of $285,000.00 and accrued interest of $36, 972 for $150,000 in cash and 175,000 shares of the Company's common stock with an estimated fair market value on March 4, 2000 of $93,438. The investors purchased 643,944 shares of the Company's common stock for $150,000. The proceeds in turn, together with the 175,000 shares, were used in the settlement of the debt. The carrying amount of the debt exceeded the $243,438 combined value of the consideration given to settle the debt, resulting in a gain of $58,474 net of income taxes of $4,901.

19.   SUBSEQUENT EVENT

At March 31, 2001 the Company and holders of four of the Company's notes payable that were due in March and June of 2001 entered into Note Deferral and Extension Agreements wherein each note holder agreed to defer all principal payments until July 15, 2001, where upon the Company has agreed to make a twenty-five percent (25%) principal payment to each note holder and the notes' due dates will extend to July 15, 2002. At the same date (July 15, 2001) the Company will begin making level monthly principal and interests payments over the remaining twelve-month period of the notes. As part of the agreements the Company has agreed to an increase in the interest rates of the notes from their stated twelve to fourteen percent (12% to 14%) to eighteen percent (18%). There was no additional consideration given to the note holders for the extensions by the Company.

                                   * * * * * *

                        PROFORMA INFORMATION (UNAUDITED)

The accompanying Pro Forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had this transaction occurred at the beginning of the period presented. The accompanying Pro Forma Condensed Consolidated Statement of Operations has been prepared as if the transaction had occurred at January 1, 1999 and should be read in conjunction with the historical financial statements and related footnotes of OneSource Technologies, Inc.

In September 1999 the Company purchased all the outstanding stock of Cartridge Care, Inc., (Cartridge Care) in exchange for 1,887,500 shares of OneSource Technologies, Inc. common stock. The transaction was accounted for as a purchase. Since the date of acquisition the Company has funded the facilities relocation costs and operating losses of Cartridge Care. It is anticipated that these costs as well as ongoing funding requirements will result in an adjustment of the purchase price of the acquisition.

In as much as the Company's stock was thinly traded at the time of the purchase, the underlying value, ($369,937 or $0.318 per share) ascribed to the shares tendered was based on share values utilized in a number of independently negotiated capital funding transactions with third party investors. At December 1999 the value assigned to the purchase reflects management's current best estimate of what the adjusted purchase price will be based on all presently available facts.

            Pro Forma Condensed Consolidated Statements of Operations
                 For the year ended December 31, 1999 Unaudited

                                        OneSource       Cartridge Care
                                       December 31     January 1 through         Pro Forma          Pro Forma
                                           1999        September 30,1999        Adjustments          Combined

REVENUE, net                     $       2,476,884     $         687,132        $   (21,996) (3)  $     3,142,020
COST OF SERVICE                          1,484,096               402,981            (19,524) (3)        1,867,553

      GROSS PROFIT                         992,788               284,151             (2,472)            1,274,447
                                 -------------------   -------------------      ------------ ---  ----------------

OPERATING EXPENSES                       1,171,874               322,866                                1,497,740

 Amortization of goodwill                                                            14,289  (1)           14,289
 Depreciation on increased basis
 of equipment                                                                         5,322  (2)            5,322


      Operating loss                      (179,086)              (38,715)           (22,083)             (239,884)
                                 -------------------   ---------------------    ------------ ---    --------------

OTHER INCOME
(EXPENSE)

 Interest (income) expense                  24,195                  (396)                                  23,799
 Other (income) expense                       (174)              (27,109)                                 (27,283)

      Total other expense                   24,021               (27,505)                 -                (3,484)
                                 -------------------   ---------------------    ------------ ---    --------------
      NET LOSS before TAXES      $        (203,107)    $         (11,210)       $   (22,083)        $    (236,400)
                                 -------------------   ---------------------    ------------ ---    --------------

       TAX BENEFIT                        17,776                                                           20,685
       NET LOSS                         (185,341)                                                        (215,715)
       Net Loss Per Share:
             Basic                       $(0.02)                                                       $(0.02)
             Diluted                     $(0.02)                                                       $(0.02)
        Weighted Average Shares
              Basic                     11,878,710                                                   13,094,150
              Diluted                   11,878,710                                                   13,094,150



Note 1: Pro Forma Adjustments



 The following is a description of each of the pro forma adjustments:


     (1)  Amortization of goodwill over 15 years

     (2)  Depreciation on adjusted basis of equipment purchased

     (3)  Elimination of inter-company revenues and profits

PART III
Exhibit No.        Description
-----------       -----------------------------------------------------------

3.(i).1  [1]      Certificate of Incorporation of L W Global (U.S.A.), Inc. filed August 27, 1996.

3.(i).2  [1]      Certificate of Amendment of Certificate of Incorporation filed January 16, 1997.

3.(i).3  [1]      Certificate of Amendment of Certificate of Incorporation changing name to Micor
                  Technologies, Inc. dated July 28, 1997.

3.(i).4  [1]      Certificate of Amendment of Certificate of Incorporation changing name to
                  OneSource Technologies, Inc. dated August 22, 1997.

3.(ii).1 [1]      Bylaws of L W Global (U.S.A.), Inc.

4.1      [1]      Form of Private Placement Offering of 1,200,000 common shares at $0.01 per share dated September 10, 1996.

4.2      [1]      Form of Private Placement Offering of 300,000 common shares at $0.01 per share dated July 14, 1997.

4.3      [1]      Form of Private Placement Offering of 575,000 common shares at $0.50 per share dated September 17, 1997.

10.1     [1]      Share Exchange Agreement between L W Global (U.S.A.), Inc. and Micor
                  Technologies, Inc. dated July 15, 1997.

10.2     [1]      King Soopers Agreement dated September 1, 1998.

10.3     [1]      Attachment B to King Soopers Agreement dated September 1, 1998.

10.4     [1]      King Soopers Contract Renewal and Extension dated September 8, 1999.

10.5     [1]      Promissory Note by Cossack Financial, LLC in favor of the Company dated March
                  31, 1999.

10.6     [1]      Agreement to Extend Promissory Note by Cossack Financial, LLC in favor of the
                  Company dated January 3, 2000.

10.7     [1]      Promissory Note by Titan Capital Partners, LLC in favor of the Company dated
                  March 31, 1999.

10.8     [1]      Agreement to Extend Promissory Note by Titan Capital Partners, LLC in favor of the
                  Company dated January 4, 2000.

10.9     [1]      Share Exchange Agreement with Net Express, Inc. dated April 15, 1999.

10.10    [1]      Stock Redemption Agreement (Exhibit A to Net Express Share Exchange).

10.11    [1]      Employment Agreement (Exhibit B to Net Express Share Exchange).

10.12    [1]      Stock Purchase Agreement with Blackwater Capital Partners II, L.P. dated May 26,
                  1999.

10.13    [1]      Investor Rights Agreement with Blackwater Capital Partners II, L.P. dated May 26,
                  1999.

10.14    [1]      Share Exchange Agreement with Cartridge Care, Inc. dated September 1, 1999.

10.15    [1]      Lease of Scottsdale, Arizona property dated September 20, 1999.

10.16    [2]      Promissory Note by Micor Technologies, Inc. in favor of William Meger dated
                  November 28, 1995.

10.17    [2]      Promissory Note by Jerry Washburn and others in favor of PF Holdings, Inc. dated
                  July 31, 1997.

10.18    [2]      Form of Note Modification Agreement dated February 2000.

10.19    [2]      Installment Agreement between the Company and the Department of the Treasury of the Internal Revenue Service dated July 2000.

10.20    [2]      Option Agreement between the Company and XCEL ASSOCIATES, Inc. dated June
                  1, 2000.

10.21    [2]      Agreement For A Finder's Fee between the Company and XCEL ASSOCIATES, Inc.
                  dated June 1, 2000.

10.22    [2]      Business Consulting Agreement between the Company and XCEL ASSOCIATES,
                  Inc. dated June 1, 2000.

10.23    [2]      Term Sheet for loan by the Company from Grace Holdings, Inc. dated June 29, 2000.

10.24    [2]      Letter Agreement between the Company and Maurice Mallette,
                  Judith  Mallette  and Pasquale  Rizzi to escrow  shares of the
                  Company dated June 8, 2000.

10.25    [3]      Promissory Note by the Company in favor of Barry Zemel dated August 29, 2000.
-------------------------------

[1] Filed as an exhibit to the Company Registration Statement on Form 10SB filed July 10, 2000.

[2] Filed as an exhibit to the Company's first amended Registration Statement on Form 10SB filed October 13, 2000.

[3] Filed as an exhibit to the Company's third amended Registration Statement on Form 10SB filed January 26, 2001.

Item 2. Description of Exhibits

         The  documents  required to be filed as Exhibits  Number 2 and 6 and in
Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3 , 5 or 7 in Part III of Form 1-A and the reference to such Exhibit Numbers is therefore omitted. The following additional exhibits are filed hereto:

None
----------------

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               OneSource Technologies, Inc.
                                       (Registrant)


Date: April 17, 2001    By: /s/Thomas E. Glasgow
                        -----------------------------------------
                        Thomas E. Glasgow, Chairman

                        By: /s/ Jerry M. Washburn
                        -----------------------------------------
                        Jerry M. Washburn, Chairman, President and CEO

                        By: /s/ Donald C. Gause
                        -----------------------------------------
                        Donald C. Gause, Director

                        By: /s/William B. Meger
                        -----------------------------------------
                        William B. Meger, Director

                        By: /s/ Norman E. Clarke
                        ----------------------------------------
                         Norman E. Clarke  Director